Product supplement no. 7-I
To the prospectus dated April 13, 2023 and
the prospectus supplement dated April 13, 2023

Registration Statement Nos. 333-270004 and 333-
270004-01
Dated December 19, 2023
Rule 424(b)(2)

JPMORGAN CHASE FINANCIAL COMPANY LLC

Alerian MLP Index®* ETNs, Fully and Unconditionally Guaranteed by JPMorgan Chase & Co.
*with payment at maturity or upon early repurchase or redemption based on the VWAP level of the Index and with coupons based on cash distributions on the components of the Index

- JPMorgan Chase Financial Company LLC may from time to time offer and sell Alerian MLP Index® ETNs, which we refer to as the notes.

- The return on the notes is linked to the performance of the Alerian MLP Index®, which we refer to as the Index, as measured by its VWAP level, and to cash distributions on its components:

  - The notes may pay a variable quarterly coupon based on cash distributions on the components of the Index, subject to the deduction of an investor fee of 0.85% per annum that accrues each day. If cash distributions on the components of the Index are less than the investor fee accrued, the shortfall will be carried forward and offset against future coupon payments. *You are not guaranteed any coupon payments.*

  - The payment on the notes at maturity or upon early repurchase or redemption is based on the VWAP level of the Index over a five-day Measurement Period, together with any coupon payment, subject to the deduction of any remaining investor fee shortfall. The VWAP level reflects the volume-weighted average prices of the components of the Index. *You may lose some or all of your initial investment at maturity or upon early repurchase or redemption.*

- The Index measures the composite performance of energy-oriented Master Limited Partnerships ("**MLPs**") that earn the majority of their cash flows from qualified activities involving energy commodities using a capped, float-adjusted, capitalization-weighted methodology. MLPs are limited partnerships primarily engaged in the exploration, marketing, mining, processing, production, refining, storage or transportation of any mineral or natural resource.

- On any business day on or after a specified initial redemption date, we may, in our sole discretion, redeem the notes, in whole or in part.

- On a weekly basis, you may request that we repurchase a minimum of 50,000 notes if you comply with the required procedures. Any payment upon early repurchase will also be subject to the deduction of a repurchase fee of 0.125%.

- The notes are unsecured and unsubordinated obligations of JPMorgan Chase Financial Company LLC, which we refer to as JPMorgan Financial, the payment of which is fully and unconditionally guaranteed by JPMorgan Chase & Co. **Any payment on the notes is subject to the credit risk of JPMorgan Financial, as issuer of the notes, and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.**

- We intend to list the notes on NYSE Arca, Inc., which we refer to as NYSE Arca, under the ticker symbol "AMJB." No assurance can be given as to the approval of the notes for listing or, if listed, the continued listing for the term of the notes, or the liquidity or trading market for the notes. We are not required to maintain a listing on NYSE Arca or any other exchange.

- The notes are not appropriate for all investors and involve a number of risks and important legal and tax consequences that should be discussed with your professional advisers.

- For important information about tax consequences relating to the notes, see "Material U.S. Federal Income Tax Consequences" beginning on page PS-26 of this product supplement.

- This product supplement describes terms that will apply generally to the notes and supplements the terms described in the prospectus supplement and the prospectus. A separate pricing supplement or other supplement will describe terms that apply to the notes, including any changes to the terms specified below. These supplements are referred to generally in this product supplement as terms supplements. If the terms described in the relevant terms supplement are inconsistent with those described in this product supplement, the prospectus supplement or the prospectus, the terms described in the relevant terms supplement will govern your notes.

Investing in the notes involves a number of risks. See "Risk Factors" beginning on page S-2 of the prospectus supplement and "Risk Factors" beginning on page PS-4 of this product supplement.

The notes may not be suitable for all investors and should be used only by investors with the sophistication and knowledge necessary to understand the risks inherent in the Index and investments in MLPs generally. Investors should consult with their broker or financial advisor when making an investment decision and to evaluate their investment in the notes.

Neither the Securities and Exchange Commission (the "**SEC**") nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of the relevant terms supplement, this product supplement, the prospectus supplement or the prospectus. Any representation to the contrary is a criminal offense.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

J.P.Morgan

December 19, 2023

TABLE OF CONTENTS

We and JPMorgan Chase & Co. have not authorized anyone to provide any information other than that contained or incorporated by reference in the relevant terms supplement, this product supplement, the prospectus supplement or the prospectus with respect to the notes offered by the relevant terms supplement and with respect to us and JPMorgan Chase & Co. We and JPMorgan Chase & Co. take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. The relevant terms supplement, together with this product supplement, the prospectus supplement and the prospectus, will contain the terms of the notes and will supersede all other prior or contemporaneous oral statements as well as any other written materials, including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, other free writing prospectuses, sample structures, fact sheets, information appearing on websites, brochures or other educational materials of ours. The information in each of the relevant terms supplement, this product supplement, the prospectus supplement and the prospectus may be accurate only as of the date of that document.

The notes are not appropriate for all investors and involve a number of risks and important legal and tax consequences that should be discussed with your professional advisers. You should be aware that the regulations of Financial Industry Regulatory Authority, Inc., or FINRA, and the laws of certain jurisdictions (including regulations and laws that require brokers to ensure that investments are suitable for their customers) may limit the availability of the notes. The relevant terms supplement, this product supplement, the prospectus supplement and the prospectus do not constitute an offer to sell or a solicitation of an offer to buy the notes under any circumstances in which that offer or solicitation is unlawful.

In this product supplement, "we," "us," "our" and "JPMorgan Financial" refer to JPMorgan Chase Financial Company LLC.

DESCRIPTION OF NOTES

*The following description of the terms of the notes supplements the description of the general terms of the debt securities set forth under the headings "Description of Notes" in the prospectus supplement and "Description of Debt Securities" in the prospectus. A separate terms supplement will describe terms that apply to the notes, including any changes to the terms specified below. The term "**note**" refers to each Principal Amount (as defined below) of our Alerian MLP Index® ETNs.*

General

This product supplement describes terms that will apply generally to the notes and supplements the terms described in the prospectus supplement and the prospectus. A separate pricing supplement or other supplement will describe terms that apply to the notes, including any changes to the terms specified below. These supplements are referred to generally in this product supplement as terms supplements. If the terms described in the relevant terms supplement are inconsistent with those described in this product supplement, the prospectus supplement or the prospectus, the terms described in the relevant terms supplement will govern your notes.

The notes are unsecured and unsubordinated obligations of JPMorgan Financial, the payment of which is fully and unconditionally guaranteed by JPMorgan Chase & Co. The notes will rank *pari passu* with all of JPMorgan Financial's other unsecured and unsubordinated obligations. JPMorgan Chase & Co.'s guarantee of the notes will rank *pari passu* with all of JPMorgan Chase & Co.'s other unsecured and unsubordinated obligations. **Any payment on the notes is subject to the credit risk of JPMorgan Financial, as issuer of the notes, and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.**

The notes are a series of debt securities issued by JPMorgan Financial referred to in the prospectus supplement and the prospectus and will be issued by JPMorgan Financial under an indenture dated February 19, 2016, as may be amended or supplemented from time to time, among JPMorgan Financial, JPMorgan Chase & Co. and Deutsche Bank Trust Company Americas, as trustee.

The notes will be represented by one or more permanent global notes registered in the name of The Depository Trust Company, or DTC, or its nominee, as described under "Description of Notes — Forms of Notes" in the prospectus supplement and "Forms of Securities — Book-Entry System" in the prospectus. Unless otherwise specified in the relevant terms supplement, the notes will initially be represented by a type of global note referred to as a master note. A master note represents multiple securities that may be issued at different times and that may have different terms. Unless otherwise specified in the relevant terms supplement, in connection with each issuance of the notes, the trustee and/or paying agent will, in accordance with instructions from the us, make appropriate entries or notations in its records relating to the master note representing the notes to indicate that the master note evidences the notes of that issuance.

The notes will be issued in minimum denominations specified in the relevant terms supplement, and the original issue price of each note will be specified in the relevant terms supplement.

We will irrevocably deposit with DTC no later than the opening of business on the applicable date or dates funds sufficient to make payments of the amount, if any, payable with respect to the notes on the applicable date or dates. We will give DTC irrevocable instructions and authority to pay the applicable amount to the holders of the notes entitled thereto.

Subject to applicable law (including, without limitation, U.S. federal laws), we or our affiliates may, at any time and from time to time, purchase outstanding notes by tender, in the open market or by private agreement.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

Summary of Key Terms

This summary of key terms is qualified in its entirety by the specific terms set forth in the relevant terms supplement. If the terms described in the relevant terms supplement are inconsistent with those described in this product supplement, the prospectus supplement or the prospectus, the terms described in the relevant terms supplement will govern your notes.

Issuer:	JPMorgan Chase Financial Company LLC, an indirect, wholly owned finance subsidiary of JPMorgan Chase & Co.
Guarantor:	JPMorgan Chase & Co.
Principal Amount:	As specified in the relevant terms supplement
Index:	The return on the notes is linked to the performance of the Alerian MLP Index® (Bloomberg ticker: AMZ), which we refer to as the Index, as measured by its VWAP level, and to cash distributions on its components.
	The Index measures the composite performance of energy-oriented Master Limited Partnerships, or MLPs, that earn the majority of their cash flows from qualified activities involving energy commodities (the "**Index Components**") using a capped, float-adjusted, capitalization-weighted methodology. The Index is calculated and maintained by VettaFi LLC ("**VettaFi**").
	The VWAP level of the Index reflects the volume-weighted average prices of the Index Components.
Coupon Payments:	The notes may pay a variable quarterly coupon based on cash distributions on the Index Components, subject to the deduction of an investor fee of 0.85% per annum and any investor fee shortfall, as specified in the relevant terms supplement.
	The Accrued Investor Fee will reduce each Coupon Amount. In addition, no Coupon Payment will be payable with respect to any quarter if the cash distributions on the Index Components for that quarter are less than the Accrued Investor Fee, even if cash distributions are paid on the Index Components for that quarter. You are not guaranteed any Coupon Payments.
Payment at Maturity:	For each note, unless earlier repurchased or redeemed, you will receive at maturity a cash payment at maturity based on the average VWAP level of the Index over a five-day measurement period as specified in the relevant terms supplement.
Issuer Redemption:	On any Business Day on or after the initial redemption date specified in the relevant terms supplement, we may, in our sole discretion, redeem the notes, in whole or in part. If we exercise our right to redeem your notes prior to maturity, for each note that is redeemed, you will receive a cash payment based on the average VWAP level of the Index over a five-day measurement period as specified in the relevant terms supplement.
Weekly Repurchase:	On a weekly basis, you may request that we repurchase a minimum of 50,000 notes if you comply with the required procedures set forth in the relevant terms supplement, subject to a repurchase fee of 0.125%. For each note that is repurchased, you will receive a cash payment based on the average VWAP level of the Index over a five-day measurement period as specified in the relevant terms supplement.
Accrued Investor Fee:	An investor fee of 0.85% per annum is deducted from each quarterly coupon payment as specified in the relevant terms supplement. If cash distributions on the Index Components are less than the Accrued Investor

	Fee for any quarter, the shortfall will be carried forward and offset against future Coupon Payments.
Repurchase Fee Amount:	A repurchase fee of 0.125% is applied to early repurchases as specified in the relevant terms supplement.
Note Calculation Agent:	J.P. Morgan Securities LLC ("**JPMS**")
VWAP Calculation Agent:	Solactive AG ("**Solactive**")
Published ETN Value Calculation Agent:	Solactive
Other Key Terms:	All other key terms will be as specified in the relevant terms supplement. Capitalized terms used but not defined in this product supplement will have the meanings set forth in the relevant terms supplement.

You may lose some or all of your initial investment at maturity or upon early repurchase or redemption. The aggregate payments on your notes will be less than your initial investment if any Coupon Payments (which reflect the negative effect of the Accrued Investor Fee) are insufficient to offset any decrease in the VWAP level of the Index and the negative effect of any Investor Fee Shortfall (and, in the case of early repurchase, the Repurchase Fee Amount).

Any payment on the notes is subject to the credit risks of JPMorgan Financial and JPMorgan Chase & Co.

RISK FACTORS

Your investment in the notes will involve certain risks. The notes do not guarantee any return of principal at, or prior to, maturity, early repurchase or redemption. Investing in the notes is not equivalent to investing (or taking a long position) directly in the Index or any Index Component. In addition, your investment in the notes entails other risks not associated with an investment in conventional debt securities. **You should consider carefully the following discussion of risks, as well as the discussion of additional and more specific risks included in the relevant terms supplement, before you decide that an investment in the notes is appropriate for you.**

Risks Relating to the Notes Generally

The notes differ from conventional debt securities and may not return any of your initial investment.

Any amount payable on the notes will be determined pursuant to the terms set forth in the relevant terms supplement. You may lose some or all of your initial investment at maturity or upon early repurchase or redemption. The aggregate payments on your notes will be less than your initial investment if any Coupon Payments (which reflect the negative effect of the Accrued Investor Fee) are insufficient to offset any decrease in the VWAP level of the Index and the negative effect of any Investor Fee Shortfall (and, in the case of early repurchase, the Repurchase Fee Amount).

You are not guaranteed any Coupon Payments.

No Coupon Payment will be payable with respect to any quarter if the cash distributions on the Index Components for that quarter are less than the Accrued Investor Fee, even if cash distributions are paid on the Index Components for that quarter. If cash distributions on the Index Components are less than the Accrued Investor Fee for any quarter, the shortfall will be carried forward and offset against future Coupon Payments. In addition, the amount of any Coupon Payment will reflect only the excess, if any, of the cash distributions on the Index Components for the relevant quarter over the Accrued Investor Fee for that quarter. Any reduction in or elimination of the distributions of one or more Index Component will similarly reduce the amount of the relevant Coupon Payment, if any.

The Accrued Investor Fee and the Repurchase Fee Amount will reduce amounts payable on the notes.

Each Coupon Payment reflects the deduction of the Accrued Investor Fee. In addition, if cash distributions on the Index Components are less than the Accrued Investor Fee for any quarter, the shortfall will be carried forward and offset against future Coupon Payments. As a result, the Accrued Investor Fee will reduce the amounts payable on the notes.

Furthermore, a repurchase fee of 0.125% is deducted in determining the amount payable upon early repurchase as the Repurchase Fee Amount. As a result, the Repurchase Fee Amount will reduce the amount payable upon early repurchase.

The notes are subject to the credit risks of JPMorgan Financial and JPMorgan Chase & Co.

The notes are subject to the credit risk of JPMorgan Financial, as issuer of the notes, and the credit risk of JPMorgan Chase & Co., as guarantor of the notes. JPMorgan Financial's and JPMorgan Chase & Co.'s credit ratings and credit spreads may adversely affect the market value of the notes. Investors in the notes are dependent on the ability of JPMorgan Financial and JPMorgan Chase & Co. to pay all amounts due on the notes. Any actual or potential change in JPMorgan Financial's or JPMorgan Chase & Co.'s creditworthiness or the credit spreads, as determined by the market for taking that credit risk, is likely to affect adversely the value of the notes. Any payment on the notes is subject to the creditworthiness of JPMorgan Financial and JPMorgan Chase & Co. If JPMorgan Financial and JPMorgan Chase & Co. were to default on their payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

As a finance subsidiary, JPMorgan Financial has no independent operations and has limited assets.

As a finance subsidiary of JPMorgan Chase & Co., JPMorgan Financial has no independent operations beyond the issuance and administration of its securities. Aside from the initial capital contribution from JPMorgan Chase & Co., substantially all of the assets of JPMorgan Financial are expected to relate to obligations of one or more of its affiliates to make payments under loans made by JPMorgan Financial or under other intercompany agreements with JPMorgan Financial. As a result, JPMorgan Financial's ability to make payments in respect of the notes is limited. JPMorgan Financial is dependent upon payments from one or more of its affiliates under intercompany loans and other intercompany agreements to meet its obligations under the notes it issues. If these affiliates do not make payments to JPMorgan Financial and JPMorgan Financial fails to make payments on the notes, holders of the notes may have to seek payment under the related guarantee by JPMorgan Chase & Co. and that guarantee will rank *pari passu* with all other unsecured and unsubordinated obligations of JPMorgan Chase & Co.

The notes will not have the benefit of any cross-default or cross-acceleration with other indebtedness of JPMorgan Financial or JPMorgan Chase & Co.; a covenant default or bankruptcy, insolvency or reorganization event with respect to JPMorgan Chase & Co. does not constitute an event of default.

The notes will not have the benefit of any cross-default or cross-acceleration with other indebtedness of JPMorgan Financial or JPMorgan Chase & Co. In addition, a covenant default by JPMorgan Chase & Co., or an event of bankruptcy, insolvency or reorganization of JPMorgan Chase & Co., does not constitute an event of default with respect to the notes.

We, JPMorgan Chase & Co. or our affiliates may have interests that are adverse to those of the holders of the notes.

We, JPMorgan Chase & Co. or our affiliates may have interests that are adverse to those of the holders of the notes. See "— Risks Relating to Conflicts of Interest" below.

The early redemption feature may force a potential early exit.

If we elect to redeem your notes early, the term of the notes will be reduced and you may lose some or all of your initial investment upon early redemption. You will not receive any further payments, including any Coupon Payments, after the notes have been redeemed. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return for a similar level of risk.

The payment on the notes is linked to the VWAP levels, not to the closing levels, of the Index.

The payment at maturity or upon early repurchase or redemption is linked to the performance of the VWAP level of the Index over a five-day measurement period, which we refer to as the Final VWAP Level, as compared to the average VWAP level over a measurement period at the initial pricing of the notes, which we refer to as the Initial VWAP Level. Although the VWAP level is intended to track the performance of the Index, the calculation of the VWAP level is different from the calculation of the official closing level of the Index, and the VWAP level will not necessarily correlate with the performance of the official closing level of the Index. The official closing level of the Index may vary significantly from the VWAP level. Therefore, the payment at maturity or upon early repurchase or redemption may be different from, and may be significantly less than, the payment you would receive if that payment were determined by reference to the official closing level of the Index.

A trading market may not develop, and the notes may not continue to be listed over their term.

Although we intend to list the notes on NYSE Arca, no assurance can be given as to the approval of the notes for listing or, if listed, the continued listing for the term of the notes, or the liquidity or trading market for the notes. There can be no assurance that a secondary market for the notes will develop. We are not required to maintain a listing on NYSE Arca or any other exchange.

The trading price of the notes in any secondary market may differ significantly from their intrinsic value.

The trading price of the notes at any time may vary significantly from their intrinsic value at that time due to, among other things, imbalances of supply and demand (including as a result of any decision of ours to issue, stop issuing or resume issuing additional notes), lack of liquidity, transaction costs, credit considerations and bid-offer spreads. A premium or discount over the Intraday Intrinsic Note Value can also arise in the trading price as a result of mismatches of trading hours between the notes and the components included in the Index underlying the notes, actions (or failure to take action) by the index sponsor and NYSE Arca and technical or human errors by service providers, market participants and others. If you pay a premium for the notes above their intrinsic value, you could incur significant losses if you sell your notes at a time when the premium is no longer present in the market.

The liquidity of the market for the notes may vary materially over time, including as a result of any decision of ours to issue, stop issuing or resume issuing additional notes.

In our sole discretion, and without providing you notice or obtaining your consent, we may decide to issue and sell additional notes from time to time. However, we are under no obligation to issue or sell additional notes at any time, and if we do sell additional notes, we may limit or restrict those sales, and we may stop and subsequently resume selling additional notes at any time. If we limit, restrict or stop sales of such additional notes, or if we subsequently resume sales of such additional notes, the liquidity and trading price of the notes in the secondary market could be materially and adversely affected. Unless we indicate otherwise, if we suspend selling additional notes, we reserve the right to resume selling additional notes at any time, which might result in the reduction or elimination of any premium in the trading price. See "— The trading price of the notes in any secondary market may differ significantly from their intrinsic value" above.

In addition, affiliates of ours may engage in limited purchase and resale transactions in the notes, although they are not required to do so. The number of notes outstanding or held by persons other than our affiliates could be further reduced at any time due to early repurchase of the notes or due to our or our affiliates' purchases of notes in the secondary market. A suspension of additional issuances of the notes could result in a significant reduction in the number of outstanding notes if investors subsequently exercise their right to have the notes repurchased by us.

Accordingly, the number of outstanding notes, and their liquidity, could vary substantially over the term of the notes. There may not be sufficient liquidity to enable you to sell your notes readily, and you may suffer substantial losses and/or sell your notes at prices substantially less than their intrinsic value, including being unable to sell them at all or only for a price of zero in the secondary market. In addition, any election by holders to request that we repurchase the notes will be subject to the restrictive conditions and procedures described in the relevant terms supplement, including the condition that you may request repurchase of at least 50,000 notes at any one time and that you may only exercise your right to require us to repurchase the notes once per week. If the total number of outstanding notes is close to or below 50,000, you may not be able to purchase enough notes to meet the minimum size requirement in order to exercise your early repurchase right. The unavailability of the repurchase right can result in the notes trading in the secondary market at a discount below their intrinsic value.

There are restrictions on the minimum number of notes you may request that we repurchase and the dates on which you may exercise your right to have us repurchase your notes.

If you elect to exercise your right to have us repurchase your notes, you must request that we repurchase at least 50,000 notes. If you own fewer than 50,000 notes, you will not be able to have us repurchase your notes. In addition, any election by holders to request that we repurchase the notes will be subject to the restrictive conditions and procedures described in the relevant terms supplement.

You will not know the payment upon early repurchase or the repurchase date at the time you elect to request that we repurchase your notes.

You will not know the amount payable upon early repurchase or the date of payment at the time you elect to request that we repurchase your notes. You will be exposed to market risk in the event the market fluctuates after we receive your request. See the relevant terms supplement for additional information.

For purposes of determining any payment on the notes at maturity or upon early repurchase or redemption, the VWAP level will be referenced only on the Index Business Days during the relevant measurement period.

As a result, the value of the notes and any payment on the notes may be adversely affected. If the VWAP level increases or remains relatively constant during the initial term of the notes and then decreases below the Initial VWAP Level, the relevant Final VWAP Level may be significantly less than if it were calculated on a date or dates earlier than the Index Business Days during the relevant measurement period. Under these circumstances, you may receive a lower return on the notes than you would have received if you had invested directly in the Index or the Index Components.

You will have no ownership rights in any of the Index Components.

Investing in the notes is not equivalent to investing (or taking a short position) directly in any Index Component. As an investor in the notes, you will not have any ownership interests or rights in any of the Index Components.

Many economic and market factors will impact the secondary market price of the notes.

The secondary market price of the notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the VWAP level and the level of the Index, including:

- any actual or potential change in our or JPMorgan Chase & Co.'s creditworthiness or credit spreads;

- the actual and expected volatility in the Index and the prices of the Index Components;

- the time to maturity of the notes;

- the market price and actual and expected distributions on the Index Components;

- interest and yield rates in the market generally;

- supply and demand for the notes, including inventory positions with any market maker (supply and demand for the notes will be affected by any decision of ours to issue, stop issuing or resume issuing additional notes);

- the amount of the Accrued Investor Fee as of a particular determination date;

- the Index Components and changes to those Index Components over time; and

- a variety of economic, financial, political, regulatory and judicial events.

Market disruptions may adversely affect your return.

The Note Calculation Agent may, in its sole discretion, determine that the markets have been affected in a manner that prevents the VWAP Calculation Agent from determining the VWAP level on any day during a measurement period and prevents the Note Calculation Agent from calculating the amount of any payment on the notes at maturity or upon early repurchase or redemption. These events may include disruptions or suspensions of trading in the markets as a whole. If the Note Calculation Agent, in its sole discretion, determines that any of these events prevents us or any of our affiliates from properly hedging our obligations under the notes, it is possible that the determination of the VWAP level and the payment at maturity or upon early repurchase or redemption will be postponed and that your return will be adversely affected. In addition, if any day during a measurement period is postponed to the last possible day and the VWAP level is not available on that day because of the occurrence of a Disrupted Day (as defined below), the VWAP Calculation Agent will nevertheless make determinations with respect to any affected Index Component and the Index on that last possible day for purposes of calculating the VWAP level. See "General Terms of Notes — Postponement of an Averaging Date" and "General Terms of Notes — Postponement of a Payment Date" for more information.

The tax consequences of an investment in the notes are unclear.

There is no direct legal authority as to the proper U.S. federal income tax treatment of the notes, and we do not intend to request a ruling from the Internal Revenue Service (the "**IRS**") regarding the notes. Unless otherwise indicated in the relevant terms supplement, insofar as we have tax reporting responsibilities with respect to your notes, we intend to treat them as "open transactions" that are not debt instruments for U.S. federal income tax purposes. We may seek an opinion of counsel regarding the tax consequences of owning and disposing of the notes. In this event, and subject to the discussion of the "constructive ownership" rules in the following sentence, we expect counsel to be able to opine that if the notes are properly treated as open transactions that are not debt instruments, they should generate long-term capital gain or loss if held for more than one year.   Unless otherwise indicated in the relevant terms supplement, due to the lack of governing authority and the fact-sensitive nature of the analysis regarding the application of the constructive ownership rules of Section 1260 of the Internal Revenue Code of 1986, as amended (the "**Code**"), we do not expect that counsel would be able to opine as to whether or how these rules would apply to your notes. If applicable, the constructive ownership rules would recharacterize any gain recognized in respect of the notes that would otherwise be long-term capital gain and that is in excess of the "net underlying long-term capital gain" (as defined in Code Section 1260) as ordinary income and impose a notional interest charge as if that income had accrued for tax purposes at a constant yield over your holding period for the notes. The "net underlying long-term capital gain" is presumed to be zero unless you provide clear and convincing evidence to the contrary. You will be responsible for obtaining information necessary to determine the "net underlying long-term capital gain" with respect to the notes; we are not required, and do not intend, to supply you with such information. Accordingly, you should consult your tax advisers regarding the potential application of the constructive ownership rules.

The IRS might not accept, and a court might not uphold, the treatment of the notes as "open transactions" that are not debt instruments, as described in "Material U.S. Federal Income Tax Consequences" in this document. If the IRS were successful in asserting an alternative treatment for the notes, the timing and character of any income or loss on the notes could be materially affected. For example, the IRS could seek to treat you as the beneficial owner of the underlying MLPs for U.S. federal income tax purposes. In that event, you would be required to recognize your allocable share of the taxable income earned by the MLPs that are treated as partnerships for U.S. federal income tax purposes, which in a particular taxable year could differ significantly from (and could be significantly greater than) the amount of cash payments you receive on the notes in that year. Alternatively, the IRS could seek to treat the notes as "contingent payment debt instruments." In this event, you will be required to accrue into income original issue discount on your notes at our "comparable yield" for similar noncontingent debt, determined at the time of the issuance of the notes, subject to certain adjustments, with the result that your taxable income in any year could differ significantly from (and could be significantly higher than) the Coupon Amounts (if any) you receive in that year. In addition, any gain recognized at maturity, upon early repurchase or redemption or upon a sale or exchange of your notes generally will be treated as interest income, and if you recognize a loss above certain thresholds, you might be required to file a disclosure statement with the IRS.

Although the U.S. federal income tax treatment of Coupon Amounts is uncertain, we expect (in the absence of an administrative determination or judicial ruling to the contrary) to treat Coupon Amounts as ordinary income at the time accrued or received in accordance with your method of accounting for U.S. federal income tax purposes.

In 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, which may include the notes. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the exchange-traded status of the instruments and the nature of the underlying property to which the instruments are linked; and whether these instruments are or should be subject to the "constructive ownership" regime described above. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including the potential application of the constructive ownership rules, possible alternative treatments and the issues presented by the notice described above.

Non-U.S. Holders should evaluate an investment in the notes in light of their particular circumstances, including the applicability of any income tax treaties.

As noted above, the IRS might not accept, and a court might not uphold, the treatment of the notes as "open transactions" that are not debt instruments. For example, if you are a Non-U.S. Holder as defined in "Certain U.S. Federal Income Tax Consequences — Tax Consequences to Non-U.S. Holders", the IRS could seek to treat you as the beneficial owner of the underlying MLPs for U.S. federal income tax purposes. In that event, you would be treated as engaged in a U.S. trade or business as a result of your ownership of the notes. You generally would be required to recognize income, gain or loss and file tax returns in the jurisdictions in which the underlying MLPs that are treated as partnerships for U.S. federal income tax purposes operate (including federal, state and local jurisdictions) as if you owned direct interests in those MLPs despite the fact that you will not receive Schedules K-1 or other information returns reporting your share of the MLPs' income, gain and loss and may not have access to those information returns. Moreover, if you are treated as owning the underlying MLPs, you generally would be treated as recognizing income or loss (taxable in the United States and applicable state and local jurisdictions) each time the Index is rebalanced. In addition, you generally would be subject to 15% withholding on the amount realized when you sell or exchange a note (including upon early repurchase or redemption at maturity) and when you are otherwise treated as selling one or more partnership interests (*e.g.*, when the Index is rebalanced), which withholding would generally be creditable against your U.S. federal income tax, provided you properly file the required tax return(s). Even if the IRS does not treat you as a beneficial owner of the underlying MLPs, it might seek to treat the notes as interests in the MLPs for the purpose of imposing this withholding tax. A Non-U.S. Holder that is a corporation treated as the beneficial owner of the underlying MLPs could also potentially be subject to the U.S. branch profits tax.

Assuming that the treatment of the notes as "open transactions" that are not debt instruments is respected, subject to the following sentence and the discussion in the next paragraph, we generally expect that Coupon Amounts paid to Non-U.S. Holders will be withheld upon at a rate of 30%, subject to the possible reduction or elimination of that rate under the "other income" or similar provision of an applicable income tax treaty. Coupon Amounts that are treated as "effectively connected" with your conduct of a trade or business in the United States should not be subject to this withholding tax. However, in order to avoid withholding on "effectively connected" Coupon Amounts, you will likely be required to provide a properly completed IRS Form W-8ECI. Any "effectively connected income" from your notes, including also any gain from the sale or settlement of your notes that is or is treated as effectively connected with your conduct of a United States trade or business, will be subject to U.S. federal income tax, and will require you to file U.S. federal income tax returns, in each case in the same manner as if you were a U.S. Holder. In particular, if you own or are treated as owning more than 5% of the notes, you could be treated as owning a "United States real property interest" within the meaning of Code Section 897, in which case any gain from the sale or settlement of your notes would be deemed to be "effectively connected income," with the consequences described above.

Code Section 871(m) and Treasury regulations promulgated thereunder ("**Section 871(m)**") generally imposes a 30% withholding tax (or a lower rate under the dividend provision of an applicable income tax treaty) on certain "dividend equivalents" paid or deemed paid with respect to derivatives linked to U.S.

stocks or indices that include U.S. stocks under certain circumstances, even in cases where the derivatives do not provide for payments explicitly linked to dividends. In general, this withholding regime applies to derivatives that substantially replicate the economic performance of one or more underlying U.S. stocks, as determined when the derivative is issued, based on one of two tests set forth in the regulations. Moreover, the applicable Treasury regulations generally require a "look through" of certain partnerships ("**Covered Partnerships**") that own stock of U.S. corporations. It would be prudent to assume that many of the Index Components that are treated as partnerships for U.S. federal income tax purposes are Covered Partnerships. Accordingly, the applicable Treasury regulations can deem non-U.S. investors to be receiving dividend equivalents in respect of Index Components that are treated as corporations for U.S. federal income tax purposes and in respect of underlying U.S. stocks owned by Index Components, that are Covered Partnerships even if no payments on the notes are directly traceable to any dividends on those underlying stocks. Withholding in the latter instance would be based on the amount of dividends paid on underlying U.S. stocks owned by those Covered Partnerships during your ownership period. The aggregate amounts actually paid on those underlying U.S. stocks during the applicable quarter may not be known until the following year, if at all. Based on certain factual determinations made by us, we currently believe that an estimate of the dividend equivalent amounts that are attributable to underlying U.S. stocks owned by Index Components that are Covered Partnerships is 0.1157% of the Principal Amount per Coupon Payment (the "**Estimated Amount**"). We may change this estimate in subsequent years. In addition, a portion of each Coupon Amount will be treated as a "dividend equivalent" with respect to each of Hess Midstream LP and Star Group LP, which portion we will provide upon request. You generally should expect withholding agents to withhold from each Coupon Payment 30% (or a lower rate under the dividend provision of an applicable income tax treaty) of (i) the Estimated Amount and (ii) the portion of the Coupon Payment attributable to dividend equivalents with respect to Hess Midstream LP and Star Group LP, and also to withhold 30% (subject to possible reduction or elimination of that rate under the "other income" or similar provision of an applicable income tax treaty) of the remaining portion of the Coupon Payment, in each case assuming the income is not effectively connected with your conduct of a trade or business in the United States (in which case, in order to avoid withholding, you will likely be required to provide a properly completed IRS Form W-8ECI). Our estimate of the dividend equivalent amounts may be based on historical dividends or other non-prospective data and may change from time to time. If you sell or otherwise dispose of the notes between Coupon Payment Dates, you generally should expect withholding agents to withhold 30% (or a lower rate under the dividend provision of an applicable income tax treaty) of the estimated dividend equivalent amounts attributable to the portion of the Coupon Amount that has accrued since the immediately preceding Coupon Payment Date. Under applicable Treasury regulations, withholding agents who have under-withheld on certain dividend amounts may adjust any withholding prior to March 15 of the following year without penalties. We will not provide any further information concerning the actual dividend equivalent amounts in any year, which may differ from our estimated dividend equivalent amounts in that year. If you are a Non-U.S. Holder, you should consult your tax adviser regarding the potential application of Code Section 871(m) to the notes.

In the event of any withholding on the notes, we will not be required to pay any additional amounts with respect to amounts so withheld. Non-U.S. Holders should consult their tax advisers regarding the potential application of withholding tax to the notes.

Employees of JPMorgan Chase & Co. or one of its affiliates holding the notes must comply with policies that limit their ability to purchase or sell the notes.

If you are an employee of JPMorgan Chase & Co. or one of its affiliates, you may acquire the notes only for investment purposes, and you must comply with all of JPMorgan Chase & Co.'s internal policies and procedures. Because these policies and procedures limit the dates and times that you may transact in the notes, you may not be able to purchase the notes from us, and your ability to trade or sell the notes in the secondary market may be limited.

Risks Relating to Conflicts of Interest

Our offering of the notes does not constitute an expression of our or JPMorgan Chase & Co.'s views about, or a recommendation of, the Index or any Index Component.

You should not take our offering of the notes as an expression of our or JPMorgan Chase & Co.'s views about how the Index or any Index Component will perform in the future or as a recommendation to invest (directly or indirectly, by taking a long or short position) in the Index or any Index Component, including through an investment in the notes. As a global financial institution, we, JPMorgan Chase & Co. and our affiliates may, and often do, have positions (long, short or both) in the Index or one or more Index Component that conflict with an investment in the notes. See "— We, JPMorgan Chase & Co. or our affiliates may have economic interests that are adverse to those of the holders of the notes as a result of our hedging and other trading activities" below and "Use of Proceeds and Hedging" in this product supplement for some examples of potential conflicting positions we, JPMorgan Chase & Co. or our affiliates may have. You should undertake an independent determination of whether an investment in the notes is appropriate for you in light of your specific investment objectives, risk tolerance and financial resources.

We, JPMorgan Chase & Co. or our affiliates may have economic interests that are adverse to those of the holders of the notes as a result of our hedging and other trading activities.

In anticipation of the sale of the notes, we, through our affiliates or others, may take long or short positions in the Index, a similar index or one or more Index Components or in listed or over-the-counter options, futures, or other instruments linked to the Index, a similar index or one or more Index Components. We may also adjust our hedge by, among other things, purchasing or selling any of the foregoing at any time and from time to time and close out or unwind our hedge by selling any of the foregoing during or before any measurement period. In addition, JPMS and other affiliates of ours or JPMorgan Chase & Co. also trade the foregoing on a regular basis (taking long or short positions or both), for their accounts, for other accounts under their management and to facilitate transactions, including block transactions, on behalf of customers. While we and JPMorgan Chase & Co. cannot predict an outcome, any of these hedging or other trading activities could potentially affect the VWAP level and may adversely affect the value of the notes or any payment on the notes. If we and our affiliates are unable to effectively hedge our obligations under the notes, we may limit, restrict or stop sales of additional notes, which could materially and adversely affect the liquidity and trading price of the notes in the secondary market. See "Use of Proceeds and Hedging" below for additional information about our and our affiliates' hedging activities.

This hedging and trading activity may present a conflict of interest between your interests as a holder of the notes and the interests of our affiliates in hedging and other trading activities. These hedging and trading activities could also affect the price at which JPMS is willing to purchase your notes in the secondary market. In addition, our hedging counterparties expect to make a profit. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. It is possible that these hedging or trading activities could result in substantial returns for us or our affiliates while the value of the notes declines.

We, JPMorgan Chase & Co. or our affiliates may have economic interests that are adverse to those of the holders of the notes as a result of our business activities.

We, JPMorgan Chase & Co. or our affiliates may currently or from time to time engage in business with the issuer of an Index Component (the "**underlying companies**"), including extending loans to, making equity investments in or providing advisory services to the underlying companies, including merger and acquisition advisory services. We and JPMorgan Chase & Co. do not make any representation or warranty to any purchaser of notes with respect to any matters whatsoever relating to our and JPMorgan Chase & Co.'s businesses with the underlying companies.

In addition, in the course of our or JPMorgan Chase & Co.'s businesses, we or our affiliates may acquire nonpublic information about the Index or one or more Index Components or underlying companies, and we will not disclose any such information to you.

Furthermore, we, JPMorgan Chase & Co. or one of our affiliates may serve as issuer, agent or underwriter for issuances of other securities or financial instruments with returns linked or related to changes in the VWAP level or closing level of the Index or the Index Components. To the extent that we, JPMorgan Chase & Co. or one of our affiliates serves as issuer, agent or underwriter for these securities or financial instruments, we, JPMorgan Chase & Co. or our affiliate's interests with respect to these securities or financial instruments may be adverse to those of the holders of the notes. By introducing competing products into the marketplace in this manner, we, JPMorgan Chase & Co. or one or more of our affiliates could adversely affect the value of the notes.

The sponsor of the Index relies on numerous public analyst reports, including reports produced by affiliates of ours and JPMorgan Chase & Co., and other publicly available information in its determination of projected future distribution growth, which is referenced in determining the composition of the Index.

We, JPMorgan Chase & Co. and our affiliates will have no obligation to consider your interests as a holder of the notes in taking any actions that might affect the VWAP level or the value of the notes.

We, JPMorgan Chase & Co. or our affiliates may have economic interests that are adverse to those of the holders of the notes due to JPMS's role as Note Calculation Agent.

JPMS, one of our and JPMorgan Chase & Co.'s affiliates, will act as the Note Calculation Agent. The Note Calculation Agent will make all necessary calculations and determinations in connection with the notes, other than determinations to be made by the VWAP Calculation Agent, including calculations and determinations relating to any payments on the notes, Market Disruption Events, splits and reverse splits of the notes and the replacement of the Index with a successor index. In performing these duties, JPMS may have interests adverse to the interests of the holders of the notes, which may affect your return on the notes, particularly where JPMS, as the Note Calculation Agent, is entitled to exercise discretion. See "General Terms of Notes" in this product supplement.

We may have interests that are adverse to those of the holders of the notes due to the issuer redemption feature of the notes.

On any Business Day on or after the initial redemption date specified in the relevant terms supplement, we may, in our sole discretion, redeem the notes, in whole or in part. We will have no obligation to consider your interests as a holder of the notes in determining whether to redeem the notes.

JPMS and its affiliates may have published research, expressed opinions or provided recommendations that are inconsistent with investing in or holding the notes or that may adversely affect the value of the notes, and may do so in the future.

JPMS and its affiliates may publish research reports, express opinions or provide recommendations from time to time that relate to the Index or one or more Index Components. These research reports, opinions or recommendations may be inconsistent with purchasing or holding the notes and could adversely affect the value of the notes. Any research, opinions or recommendations expressed by JPMS or its affiliates may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the notes, the Index and the Index Components.

Risks Relating to the Index

VettaFi, the sponsor of the Index, may adjust the Index in a way that affects its level, and VettaFi has no obligation to consider your interests.

VettaFi is responsible for maintaining the Index. Additional securities may satisfy the eligibility criteria for inclusion in the Index, and the securities currently included in the Index may fail to satisfy the eligibility criteria. In addition, VettaFi can add, delete or substitute the securities underlying the Index or make changes to the weighting methodology or other methodological changes that could affect the VWAP level of the Index. You should realize that the changing of securities included in the Index may affect the Index, as a newly added security may perform significantly better or worse than the security or securities it replaces. Additionally, VettaFi may alter, discontinue or suspend calculation or dissemination of the Index. Any of these actions could adversely affect the value of the notes. VettaFi has no obligation to consider your interests in calculating or revising the Index.

There is no assurance that the strategy employed by the Index will be successful.

The Index measures the composite performance of energy-oriented MLPs that earn the majority of their cash flows from qualified activities involving energy commodities, using a capped, float-adjusted, capitalization-weighted methodology. There is, however, no assurance that the Index will outperform any other index or strategy that tracks MLPs selected using other criteria. Because the Index uses a capped, floated-adjusted, capitalization-weighted methodology, the performance of the VWAP level and Coupon Payments on the notes may be lower than if a different weighting methodology were employed.

Energy MLP market risks may affect the trading value of the notes and the amount you will receive at maturity.

We expect that the VWAP level and the amount of any distributions on the Index Components will fluctuate in accordance with changes in the financial condition of the Index Components and certain other factors. The financial condition of the Index Components may become impaired or the general condition of the energy-oriented MLP market may deteriorate, either of which may cause a decrease in the VWAP level and the amount of any distributions on the Index Components and thus in the value of the notes. Securities are susceptible to general market fluctuations and to volatile increases and decreases in value, as market confidence in and perceptions regarding the Index Components change. Investor perceptions of the Index Components are based on various and unpredictable factors, including expectations regarding government, economic, monetary, tax and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic and banking crises. The VWAP level and the amount of any distributions on the Index Components are expected to fluctuate over the term of the notes.

The Index Components are concentrated in the energy industry.

All or substantially all of the Index Components that have been issued by companies whose primary lines of business are directly associated with the energy industry including the oil and gas sector. Many of the MLPs included in the Index are smaller, non-diversified businesses that are exposed to the risks associated with such businesses, including the lack of capital funding to sustain or grow businesses and potential competition from larger, better financed and more diversified businesses. In addition, the MLPs in the energy industry are significantly affected by a number of factors including:

- worldwide and domestic supplies of, and demand for, crude oil, natural gas, natural gas liquids, hydrocarbon products and refined products;

- changes in tax or other laws affecting master limited partnerships generally;

- regulatory changes affecting pipeline fees and other regulatory fees in the energy sector;

- changes in the relative prices of competing energy products;

- the impact of environmental laws and regulations and technological changes affecting the cost of producing and processing, and the demand for, energy products;

- decreased supply of hydrocarbon products available to be processed due to fewer discoveries of new hydrocarbon reserves, short- or long-term supply disruptions or otherwise;

- risks of regulatory actions and/or litigation, including as a result of leaks, explosions or other accidents relating to energy products;

- uncertainty or instability resulting from an escalation or additional outbreak of armed hostilities or further acts of terrorism in the United States, or elsewhere; and

- general economic and geopolitical conditions in the United States and worldwide.

In addition, investments in securities of MLPs involve risks that differ from investments in common stock including risks related to limited control and limited rights to vote on matters affecting an MLPs, risks related to potential conflicts of interest between an MLP and its general partner, and cash flow risks.

Prices of securities of an MLP can be affected by fundamentals unique to the partnership, including earnings power and coverage ratio. Changes in the tax law affecting MLPs could adversely affect the price performance of securities of MLPs. These factors could affect the relevant industries and the MLPs operating in these industries and could cause some or all of the Index Components to decline in value, or to reduce their distributions, during the term of the notes.

An investment in the notes is subject to risks associated with mid-size and small capitalization stocks.

Mid-size and small capitalization companies may be less able to withstand adverse economic, market, trade and competitive conditions relative to larger companies. Mid-size and small capitalization companies are less likely to pay dividends on their stocks, and the presence of a dividend payment could be a factor that limits downward stock price pressure under adverse market conditions.

VettaFi may, in its sole discretion, discontinue the public disclosure of the intraday level of the Index.

VettaFi is not under any obligation to continue to calculate the intraday level of the Index or required to calculate similar levels for any successor index. If VettaFi discontinues such public disclosure, we may not be able to provide the intraday levels related to the Index required to maintain any listing of the notes on NYSE Arca. If the notes become delisted, the liquidity of the market for the notes may be materially and adversely affected and you may sustain significant losses if you sell your notes in the secondary market.

USE OF PROCEEDS AND HEDGING

Unless otherwise specified in the relevant terms supplement, we intend to lend the net proceeds we receive from the sale of the notes to affiliates of JPMorgan Chase & Co. We expect that these affiliates will use the proceeds from these loans to provide additional funds for its and/or their operations and for other general corporate purposes and, in part, in connection with hedging its obligations under the notes. JPMS, as an agent and a FINRA member, will be entitled to receive the aggregate profits generated from the deduction of the Accrued Investor Fee. The notes will be offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the notes as set forth in the relevant terms supplement.

On or prior to the original pricing date of the notes and the pricing date of any additional notes, we, through our affiliates or others, expect to hedge some or all of our anticipated exposure in connection with the notes. In addition, from time to time after the notes are issued, we, through our affiliates or others, may enter into additional hedging transactions and close out or unwind those we or our affiliates have entered into, in connection with the notes and possibly in connection with our or our affiliates' exposure to the Index or one or more Index Components. To accomplish this, we, through our affiliates or others, may take long or short positions in the Index, a similar index or one or more Index Components or in listed or over-the-counter options, futures, or other instruments linked to the Index, a similar index or one or more Index Components. From time to time, prior to maturity of the notes, we may pursue a dynamic hedging strategy that may involve taking long or short positions in the foregoing. If we and our affiliates are unable to effectively hedge our obligations under the notes, we may limit, restrict or stop sales of additional notes, which could materially and adversely affect the liquidity and trading price of the notes in the secondary market.

While we cannot predict an outcome, any of these hedging activities or other trading activities of ours could potentially affect the VWAP level in a manner that adversely affects the value of the notes or any payment on the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. It is possible that these hedging or trading activities could result in substantial returns for us or our affiliates while the value of the notes declines. See "Risk Factors — Risks Relating to Conflicts of Interest — We, JPMorgan Chase & Co. or our affiliates may have economic interests that are adverse to those of the holders of the notes as a result of our hedging and other trading activities" above.

We have no obligation to engage in any manner of hedging activity and will do so solely at our discretion and for our own account. We may hedge our exposure on the notes directly or we may aggregate this exposure with other positions taken by us and our affiliates with respect to our exposure to the Index or one or more Index Components. No note holder will have any rights or interest in our hedging activity or any positions that we, any of our affiliates or any unaffiliated counterparties may take in connection with our hedging activity.

THE ALERIAN MLP INDEX®

All information contained in this product supplement regarding the Alerian MLP Index® (the "**Index**"), including, without limitation, its make-up, performance, method of calculation and changes in its components, has been derived from publicly available sources, without independent verification. This information reflects the policies of, and is subject to change by, VettaFi LLC ("**VettaFi**" or the "**Index Sponsor**"). The Index is calculated, maintained and published by VettaFi. VettaFi does not have any obligation to continue to publish, and may discontinue the publication of, the Index.

The Index is a price-return index calculated on a real-time basis. Prices are delivered to the New York Stock Exchange ("**NYSE**") every 15 seconds and subsequently published to data vendors under the ticker symbol "AMZ."

The Index is a gauge of energy infrastructure MLPs. The Index is calculated using a capped, float-adjusted, capitalization-weighted methodology whose constituents earn the majority of their cash flow from qualified activities involving energy commodities. The Index began publishing on June 1, 2006. In addition, over 10 years of hypothetical historical index data has been calculated based upon the application of the Index methodology described herein. Relevant data points, such as dividend yield, are also published daily. MLPs are added or removed by the Index Sponsor based on the methodology described below.

Constituent Criteria

A non-constituent will be added to the Index only during the quarterly rebalancing process if it meets all criteria. Constituents will only be removed from the Index for failing to meet criteria during the quarterly rebalancing process. A non-constituent that has entered into a merger agreement to be acquired is not eligible to be added to the Index. If a constituent is taken over by a non-constituent, it will be removed from the Index and its weight will be redistributed to all the remaining constituents on a proportional basis.

The inclusion criteria are set forth below. The MLP must:

- be a publicly traded partnership or limited liability company ("**LLC**");

- earn the majority of its cash flow from qualifying activities involving energy commodities. The following Energy MLP Classification Standard ("**EMCS**SM") activities are considered "qualifying": compression, gathering and processing, liquefaction, marketing, pipeline transportation, rail terminating and storage. "Majority of cash flow" is calculated on a trailing-four-quarter basis using a company's reported business segments. Exceptions may be made on a case-by-case basis to accelerate the eligibility or ineligibility of companies that have been transformed by a recent acquisition. Cash flow from a partnership's general partner interest or incentive distribution rights in another publicly traded partnership or LLC is zeroed for the purposes of this determination; and

- have a market capitalization of at least $75 million.

Publicly traded preferred units and institutional shares are not eligible for index inclusion. A non-constituent will only be added to the Index during the quarterly rebalancing process if it meets all criteria. Constituents will only be removed from the Index for failing to meet criteria during the quarterly rebalancing process. A non-constituent that has entered into a merger agreement to be acquired is not eligible to be added to the Index.

These criteria are reviewed regularly to ensure consistency with industry trends.

Units Outstanding

Units included in the calculation of units outstanding include, but are not limited to, common units, subordinated units, special class units and paid-in-kind units. Units excluded from the calculation of units outstanding are general partner units, management incentive units and tradeable, non-common units.

The number of units outstanding generally reflects that which is represented by the latest annual or quarterly report, unless otherwise indicated by a press release or Securities and Exchange Commission ("**SEC**") document filed pursuant to a transaction. The following is a non-exhaustive list of qualifying transactions and the point at which they are reflected in a security's units outstanding. The word "reflected" here means for Index share calculation and constituent selection purposes only. Changes to units outstanding and investable weight factors, as it relates to calculating the Index, only occur after market close on rebalancing dates, stock dividends and splits excepted.

Qualifying Transaction	Reflected in Units Outstanding
Follow-on public equity offerings	Time of pricing
Over-allotment option exercises	Earlier of time of press release or current report
Private investments in public equity ("**PIPEs**")	Time of closing
Unit repurchases	Earlier of time of press release or current report
At-the-market equity offerings	As reported in periodic reports, prospectuses or proxies

With respect to PIPEs, unless a lock-up period has been specified, common units issued in a PIPE transaction are considered to be freely tradable upon the earlier of (a) the effectiveness date of the accompanying SEC registration statement or (b) 180 days after the transaction close, pursuant to SEC Rule 144.

Investable Weight Factors

A security's investable weight factor ("**IWF**") is calculated as follows:

$$\frac{(\text{Units outstanding} - \text{Non-common units} - \text{Unregistered common units} - \text{Insider-owned common units})}{\text{Units outstanding}}$$

The IWF for each constituent is applied to the total outstanding units of such constituent to determine the free-float units to be included in the calculation of the Index. For purposes of this calculation, insider-owned common units are those which are included in "Security Ownership of Certain Beneficial Owners and Management" of a company's latest annual report or proxy. This number is frequently expressed as, or is similar to, "All directors and named executive officers as a group," plus common units owned by general partners and/or persons or entities with board representation. Though insiders file Forms 4 and Schedules 13 to indicate changes to their ownership position between annual reports and proxies, they are not factored into the calculation. Other documents (such as press releases, 8-Ks, and prospectus supplements) indicating changes to ownership by a general partner are factored into the calculation immediately.

Index Calculation

The Index is calculated by VettaFi according to the following equations:

- Initial Divisor = Base Date Index Market Capitalization / 100

- Index Value = Index Market Capitalization / Divisor

- Post-Rebalance Divisor = Post-Rebalance Index Market Capitalization / Pre-Rebalance Index Value

Index Weighting

Index shares are assigned based on prices after market close on the Thursday prior to the second Friday of each March, June, September and December. The Index shares of each constituent are market-cap weighted based on their float-adjusted cap. Constituent weights are calculated and capped according to the cap-adjusted weighting system described below and implemented after market close on the quarterly rebalancing date.

The post-rebalancing constituents are weighted and ranked by float-adjusted market capitalization (AMC). If the weight of the largest constituent exceeds 10%, it is assigned a weight of 10% and its excess weight is proportionately distributed to the remaining constituents. After this distribution, if the weight of the next largest constituent exceeds 10%, it is assigned a weight of 10% and its excess weight is proportionately distributed to the remaining constituents. This process is repeated until none of the remaining constituents has a weight that exceeds 10%.

Index Rebalancings

Quarterly rebalancings occur on the third Friday of each March, June, September and December, and are effective at the open of the next trading day. In the event that the major US exchanges are closed on the third Friday of March, June, September or December, the rebalancing will take place after market close on the immediately preceding trading day. Data relating to constituent eligibility, additions and deletions are analyzed as of 4:00 p.m. EST on the last trading day of February, May, August and November.

Since Index shares are assigned based on prices after market close on the Thursday prior to the second Friday of each March, June, September, and December, the weight of each constituent on the quarterly rebalancing date may differ from its target weight due to market movements.

Ongoing Maintenance and Handling of Corporate Actions

In addition to the scheduled quarterly rebalancings, the Index is reviewed on an ongoing basis. Changes in Index composition and related weight adjustments are necessary whenever there are extraordinary events. Corporate actions will be implemented as practically as possible on a case-by-case basis. Whenever possible, the changes in the Index's components will be announced at least two business days prior to their implementation day.

Merger

If two Index constituents merge, the surviving stock will assume the combined weight of the original constituents. If an Index constituent is taken over by a non-constituent stock, it will be removed from the Index and its weight will be redistributed to all the remaining constituents on a proportional basis. Generally, the implementation will take place one trading day after the constituent's merger vote date. If the stock is delisted before market open on the first trading day after the vote, the delisted security will trade at its last traded price.

Delistings

If an Index component is delisted, it will be removed from the Index and its weight will be redistributed to all the remaining constituents on a proportional basis.

Treatment of Distributions

The Index does not account for cash distributions.

Base Date

The base date for the Index is December 29, 1995, with a base value of 100. Data prior to the live launch was back-tested by applying then-current Index methodology to each historical rebalancing date to select and weight constituents. A back-filled or back-casted methodology can result in the exclusion of acquired, merged, or delisted companies and distort historical performance.

Index Committee

The Index is managed by an Index Committee that reviews all methodology modifications to ensure that they are made objectively and without bias. The committee is composed of full-time professional members of VettaFi's staff and board of directors. The committee convenes on a quarterly basis and is responsible for overseeing the development and applications of the methodology. If the Index methodology does not provide a clear process for the management of a situation, the committee will determine the process to be followed.

Information regarding methodology modifications and constituent changes is considered to be material and can have an impact on the market. Consequently, all committee discussions are confidential.

Holiday Schedule

The Index is calculated when US equity markets are open.

Announcements

Index methodology changes, if any, will be announced after market close. Announcements can be found on vettafi.com.

Data Integrity

VettaFi uses various quality assurance tools to monitor and maintain the accuracy of its data. While every reasonable effort is made to ensure data integrity, there is no guarantee against error. Adjustments to incorrect data will be handled on a case-by-case basis depending on the significance of the error and the feasibility of a correction. Incorrect intraday ticks of the Index resulting from data errors will not be corrected.

License Agreement

We have entered into a license agreement with the Index Sponsor providing for the license to us, in exchange for a fee, of the right to use the Index, which is owned by the Index Sponsor, in connection with certain securities, including the notes.

The license agreement between the Index Sponsor and us provides that the following language must be set forth in this product supplement:

"Alerian MLP Select Index, Alerian MLP Select Total Return Index, Alerian MLP Index and Alerian MLP Total Return Index are trademarks of VettaFi, LLC and their use is granted under a license from VettaFi, LLC."

All disclosures contained in this product supplement regarding the Index, including its make-up, method of calculation and changes in its components, are derived from publicly available information prepared by the Index Sponsor. None of us, our affiliates or the trustee has independently verified any of this information.

GENERAL TERMS OF NOTES

Capitalized terms used but not defined in this product supplement will have the meanings set forth in the relevant terms supplement.

Note Calculation Agent, VWAP Calculation Agent and Published ETN Value Calculation Agent

J.P. Morgan Securities LLC, one of our and JPMorgan Chase & Co.'s affiliates, will act as the Note Calculation Agent. Solactive will act as the VWAP Calculation Agent and the Published ETN Value Calculation Agent. We and JPMorgan Chase & Co. may appoint a different Note Calculation Agent, VWAP Calculation Agent or Published ETN Value Calculation Agent from time to time after the date of the relevant terms supplement without your consent and without notifying you.

The Note Calculation Agent will make all necessary calculations and determinations in connection with the notes, including calculations and determinations relating to any payments on the notes and the assumptions used to determine the pricing of the notes, other than determinations to be made by the VWAP Calculation Agent. The VWAP Calculation Agent will determine the VWAP Level and the VWAP of each Index Component on each Index Business Day, except as described below under "Postponement of an Averaging Date." The Published ETN Value Calculation Agent is responsible for calculating the Daily Closing Intrinsic Note Value, the Intraday Intrinsic Note Value and the Interim Coupon or Shortfall Amount for purposes of publication. All determinations made by the Note Calculation Agent, the VWAP Calculation Agent or the Published ETN Value Calculation Agent will be at the sole discretion of the Note Calculation Agent, the VWAP Calculation Agent or Published ETN Value Calculation Agent, as applicable, and will, in the absence of manifest error, be conclusive for all purposes and binding on you, us and JPMorgan Chase & Co.

The Note Calculation Agent will provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, of any amount payable on the notes at or prior to 11:00 a.m., New York City time, on the date on which payment is to be made.

All values with respect to calculations in connection with the notes will be rounded to the nearest one hundred-thousandth, with five one-millionths rounded upward (*e.g.*, 0.876545 would be rounded to 0.87655). Notwithstanding the foregoing, all dollar amounts related to determination of any payment on the notes per note will be rounded to the nearest ten-thousandth, with five one hundred-thousandths rounded upward (*e.g.*, 0.76545 would be rounded up to 0.7655), and all dollar amounts payable, if any, on the aggregate principal amount of notes per holder will be rounded to the nearest cent, with one-half cent rounded upward.

Day Count Fraction

With respect to each Coupon Valuation Date, the day count fraction is calculated as follows:

$$\frac{\left[360 \times (Y2 - Y1) + [30 \times (M2 - M1)]\right] + (D2 - D1)}{360}$$

where:

- "Y1" is the year, expressed as a number, in which the first day of the Coupon Accrual Period with respect to that Coupon Valuation Date falls;

- "Y2" is the year, expressed as a number, in which the day immediately following the last day included in the Coupon Accrual Period with respect to that Coupon Valuation Date falls;

- "M1" is the calendar month, expressed as a number, in which the first day of the Coupon Accrual Period with respect to that Coupon Valuation Date falls;

- "M2" is the calendar month, expressed as a number, in which the day immediately following the last day included in the Coupon Accrual Period with respect to that Coupon Valuation Date falls;

- "D1" is the first calendar day, expressed as a number, of the Coupon Accrual Period with respect to that Coupon Valuation Date, unless that number would be 31, in which case D1 will be 30; and

- "D2" is the calendar day, expressed as a number, immediately following the last day included in the Coupon Accrual Period with respect to that Coupon Valuation Date, unless that number would be 31 and D1 is greater than 29, in which case D2 will be 30.

Split or Reverse Split of the Notes

We may initiate a split or reverse split of the notes at any time. We will determine the ratio of such split or reverse split, as applicable, using relevant market indicia in our sole discretion. If we decide to initiate a split or reverse split, as applicable, we will issue a notice to holders of the notes and a press release announcing the split or reverse split and the ratio and specifying the effective date of the split or reverse split, which will be at least three Business Days after the date on which the split or reverse split, as applicable, is announced, which we refer to as the "**announcement date**." The record date for a share split or reverse split will be the Business Day immediately preceding the effective date.

If the notes undergo a split or reverse split, we will adjust the terms of the notes as may be necessary or desirable to effectuate that split or reverse split, as applicable, including, without limitation, the Principal Amount, any Coupon Amount, the Closing Intrinsic Note Value, the Accrued Investor Fee, the Periodic Investor Fee, the Reference Distribution Amount, the number of shares held by a Reference Holder and the minimum number of notes you may request that we repurchase. For example, if the notes undergo a 4-for-1 split, each noteholder who holds one note via DTC prior to the split will, after the split, hold four notes, and the Principal Amount, any Coupon Amount, the Closing Intrinsic Note Value, the Accrued Investor Fee, the Periodic Investor Fee, the Reference Distribution Amount and the number of shares held by a Reference Holder will be adjusted as may be necessary or desirable to equal 1/4 of their respective values that would have prevailed in the absence of the 4-for-1 split. In addition, the minimum number of notes you may request that we repurchase will be increased to equal 4 times its prior value. These adjustments may be applied retroactively for purposes of adjusting any Coupon Amount that has been determined but not yet paid.

In the case of a reverse split, noteholders who hold a number of notes that is not evenly divisible by the relevant ratio will receive the same treatment as all other noteholders for the maximum number of notes they hold that is evenly divisible by the relevant ratio, and we will have the right to compensate noteholders for their remaining or "partial" notes in a manner determined by the Note Calculation Agent in its sole discretion. Our current intention is to provide holders with a cash payment for their partial notes in an amount equal to the appropriate percentage of the Closing Intrinsic Note Value (which may be calculated using an Index Ratio that reflects the average VWAP Level over a measurement period of five Index Business Days) on a specified Index Business Day no later than 20 Index Business Days following the announcement date, with payment to be made on a specified Business Day no later than five Business Days following the date on which the amount of the payment is determined.

Postponement of a Payment Date

In this product supplement, we refer to each Coupon Payment Date and the Maturity Date as "**Payment Dates**." If any scheduled Payment Date is not a Business Day, then that Payment Date will be the next succeeding Business Day following the scheduled Payment Date. If, due to a market disruption event or otherwise, any Averaging Date referenced in the determination of a payment on the notes that will or may be payable on any Payment Date is postponed so that it falls less than three Business Days prior to that scheduled Payment Date, that Payment Date will be the third Business Day following the latest such Averaging Date, as postponed, unless otherwise specified in the relevant terms supplement. If any Payment Date is adjusted as the result of a non-Business Day, a market disruption event or otherwise, any amount payable on that Payment Date will be made on that Payment Date as postponed, with the same force and effect as if that Payment Date had not been postponed, but no interest will accrue or be payable as a result of the delayed payment.

Postponement of an Averaging Date

The Final VWAP Level used to determine the Closing Intrinsic Note Value in connection with any payment at maturity or upon early repurchase or redemption will reflect the arithmetic average of the VWAP Levels on the five Index Business Days in the relevant Measurement Period, and the VWAP Level on each Index Business Day is calculated by reference to the VWAP and the Index Units of each Index Component, as well as the Index Divisor. In this product supplement, we refer to each of the five Index Business Days in a Measurement Period as an "**Averaging Date**." As set forth below, if any Index Component is disrupted on any Averaging Date, determinations with respect to that Index Component for purposes of calculating the VWAP Level applicable to that Averaging Date will be postponed. In addition, determinations with respect to that disrupted Index Component for purposes of calculating the VWAP Level applicable to each following Averaging Date will also be postponed so as to avoid using the same VWAP of an Index Component on a given Index Business Day to calculate the VWAP Levels for more than one Averaging Date.

If any Averaging Date is an Unavailable Day for any Index Component, the VWAP Level on that Averaging Date will be deemed to be the Adjusted VWAP Level with respect to that Averaging Date, and that Averaging Date will be postponed to the earliest date on which that Adjusted VWAP Level can be calculated as set forth below. For the avoidance of doubt, no Averaging Date will be postponed to a date that is after the applicable Final Disrupted Averaging Date.

The "**Adjusted VWAP Level**" with respect to an Averaging Date that is an Unavailable Day for any Index Component will be determined by the VWAP Calculation Agent and will be calculated in accordance with the formula for calculating the VWAP Level, using:

- with respect to each Index Component for which the originally scheduled Averaging Date is not an Unavailable Day, the VWAP and the Index Units of that Index Component, and the Index Divisor, in each case as of the originally scheduled Averaging Date; and

- with respect to each Index Component for which the originally scheduled Averaging Date is an Unavailable Day, the VWAP and the Index Units of that Index Component, and the Index Divisor, in each case, as of the first Index Business Day immediately following the originally scheduled Averaging Date that is not an Unavailable Day with respect to that Index Component, *provided* that, if each day from and including the originally scheduled Averaging Date to and including the applicable Final Disrupted Averaging Date is an Unavailable Day with respect to that Index Component, the VWAP of that Index Component will be determined by the VWAP Calculation Agent in good faith based on its assessment of the market value of that Index Component on that Final Disrupted Averaging Date and the Index Units of that Index Component and the Index Divisor will each be determined by the VWAP Calculation Agent based on its good faith estimate.

An Index Business Day will be an "**Unavailable Day**" with respect to an Index Component if it is a Disrupted Day for that Index Component or a day that is a Prior Valuation Date with respect to that Index Component and the relevant Averaging Date.

A "**Disrupted Day**" means, with respect to an Index Component, a day on which the Primary Exchange or any Related Exchange with respect to that Index Component fails to open for trading during its regular trading session or on which a Market Disruption Event with respect to that Index Component has occurred or is continuing, and, in each case, the occurrence of which is determined by the Note Calculation Agent to have a material effect on the VWAP Level.

An Index Business Day will be a "**Prior Valuation Date**" with respect to an Index Component and an Averaging Date if the VWAP and the Index Units of that Index Component, and the Index Divisor, in each case as of that Index Business Day, were used in calculating the Adjusted VWAP Level with respect to an earlier occurring originally scheduled Averaging Date within the same Measurement Period as that Averaging Date.

With respect to an Averaging Date, the "**Final Disrupted Averaging Date**" means the third Index Business Day after that Averaging Date, as originally scheduled.

Market Disruption Events

With respect to an Index Component, a "**Market Disruption Event**" means the occurrence or existence of a condition specified below:

- any suspension, absence or limitation of trading in that Index Component on the Primary Exchange with respect to that Index Component, whether by reason of movements in price exceeding limits permitted by the Primary Exchange or otherwise;

- any suspension, absence or limitation of trading in futures or options contracts related to that Index Component, if available, on any Related Exchange with respect to that Index Component, whether by reason of movements in price exceeding limits permitted by that Related Exchange or otherwise;

- any event that disrupts or impairs the ability of market participants in general to effect transactions in, or obtain market values for, that Index Component or futures or options contracts relating to that Index Component; or

- the closure on any Index Business Day of the Primary Exchange or any Related Exchange with respect to that Index Component prior to its Scheduled Closing Time unless the earlier closing time is announced by the Primary Exchange or that Related Exchange, as applicable, at least one hour prior to the earlier of (a) the actual closing time for the regular trading session on the Primary Exchange or that Related Exchange, as applicable, on that Index Business Day and (b) the submission deadline for orders to be entered into the system for execution at the close of trading on that Index Business Day for the Primary Exchange or that Related Exchange, as applicable;

in each case determined by the Note Calculation Agent in its sole discretion; and

- a determination by the Note Calculation Agent in its sole discretion that the applicable event described above materially interfered with our ability or the ability of any of our affiliates to adjust or unwind all or a material portion of any hedge with respect to the notes.

For purposes of determining whether a Market Disruption Event with respect to an Index Component has occurred:

- a limitation on the hours or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the Primary Exchange or any Related Exchange; and

- limitations pursuant to the rules of the Primary Exchange or any Relevant Exchange similar to New York Stock Exchange ("**NYSE**") Rule 80B (or any applicable rule or regulation enacted or promulgated by any other self-regulatory organization or any government agency of scope similar to NYSE Rule 80B as determined by the Note Calculation Agent) on trading during significant market fluctuations will constitute a suspension, absence or material limitation of trading.

"**Scheduled Closing Time**" means, with respect to the Primary Exchange or the Related Exchange, on any Index Business Day, the scheduled weekday closing time of the Primary Exchange or such Related Exchange on such Index Business Day, without regard to after hours or any other trading outside of the regular trading session hours.

Discontinuation of an Index; Alteration of Method of Calculation

If the sponsor or calculation agent of the Index (collectively, the "**Index Sponsor**") discontinues publication of, or otherwise fails to publish, the Index, or if the Index Sponsor does not make the Index Components, their Index Units or the Index Divisor available to the VWAP Calculation Agent, and the Index Sponsor or another entity publishes a successor or substitute index that the Note Calculation Agent determines, in its sole discretion, to be comparable to the discontinued Index and for which the index components, their Index Units and the index divisor, or equivalent information, is available to the VWAP Calculation Agent (such index being referred to in this product supplement as a "**successor index**"), then the VWAP Level on any subsequent relevant date will be determined by reference to the VWAPs of the index components of that successor index, their Index Units and the index divisor of that successor index, or equivalent information, published with respect to that day and a fixed adjustment factor determined by the Note Calculation Agent upon the selection of that successor index to account for the difference in the levels of the Index and that successor index at that time for purposes of maintaining comparability between prior VWAP Levels and succeeding VWAP Levels.

Upon any selection by the Note Calculation Agent of a successor index, the Note Calculation Agent will cause written notice thereof to be promptly furnished to the trustee, us, JPMorgan Chase & Co. and DTC, as holder of the notes.

Events of Default

Under the heading "Description of Debt Securities — Events of Default and Waivers" in the prospectus is a description of events of default relating to debt securities including the notes.

Payment upon an Event of Default

In case an event of default with respect to the notes shall have occurred and be continuing, the amount declared due and payable per note upon any acceleration of the notes will be determined by the Note Calculation Agent and will be an amount in cash equal to the amount payable at maturity per note calculated in the manner described in the relevant terms supplement and calculated as if the date of acceleration were (a) the final day of the Measurement Period with respect to the Final Valuation Date and (b) the Final Disrupted Averaging Date for the final day of the Measurement Period with respect to the Final Valuation Date (if the date of acceleration is a Disrupted Day). Under these circumstances, the Measurement Period with respect to the Final Valuation Date will consist of the date of acceleration and the four immediately preceding Index Business Days.

The amount determined as described above will constitute the final payment on the notes, and no additional amounts will accrue with respect to the notes following the date of acceleration.

If the maturity of the notes is accelerated because of an event of default as described above, we will, or will cause the Note Calculation Agent to, provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, and to DTC, as holder of the notes, of the cash amount due with respect to the notes as promptly as possible and in no event later than two Business Days after the date of acceleration.

Modification

Under the heading "Description of Debt Securities — Modification of the Indenture" in the prospectus is a description of when the consent of each affected holder of debt securities is required to modify the indenture.

Defeasance

The provisions described in the prospectus under the heading "Description of Debt Securities — Discharge, Defeasance and Covenant Defeasance" are not applicable to the notes.

Listing

We intend to list the notes on NYSE Arca under the ticker symbol "AMJB." No assurance can be given as to the approval of the notes for listing or, if listed, the continued listing for the term of the notes, or the liquidity or trading market for the notes. We are not required to maintain a listing on NYSE Arca or any other exchange.

Book-Entry Only Issuance — The Depository Trust Company

DTC will act as securities depositary for the notes. The notes will be issued only as fully registered securities registered in the name of Cede & Co. (DTC's nominee). One or more fully registered global note certificates, representing the total aggregate principal amount of the notes, will be issued and will be deposited with DTC. See the descriptions contained in the prospectus supplement under the heading "Description of Notes — Forms of Notes" and in the prospectus under the heading "Forms of Securities — Book-Entry System."

Registrar, Transfer Agent and Paying Agent

Payment of amounts due at maturity on the notes will be payable and the transfer of the notes will be registrable at the principal corporate trust office of The Bank of New York Mellon in the City of New York.

The Bank of New York Mellon or one of its affiliates will act as registrar and transfer agent for the notes. The Bank of New York Mellon will also act as paying agent for the notes and may designate additional paying agents.

Registration of transfers of the notes will be effected without charge by or on behalf of The Bank of New York Mellon but upon payment (with the giving of such indemnity as The Bank of New York Mellon may require) in respect of any tax or other governmental charges that may be imposed in relation to it.

Governing Law

The notes will be governed by and interpreted in accordance with the laws of the State of New York.

Reopening Issuances

In our sole discretion, and without providing noteholders notice or obtaining their consent, we may decide to issue and sell additional notes from time to time. However, we are under no obligation to issue or sell additional notes at any time, and if we do sell additional notes, we may limit or restrict those sales, and we may stop and subsequently resume selling additional notes at any time. If we limit, restrict or stop sales of such additional notes, or if we subsequently resume sales of such additional notes, the liquidity and trading price of the notes in the secondary market could be materially and adversely affected. Unless we indicate otherwise, if we suspend selling additional notes, we reserve the right to resume selling additional notes at any time, which might result in the reduction or elimination of any premium in the trading price. If you pay a premium for the notes above the Closing Intrinsic Note Value and the Intraday Intrinsic Note Value, you could incur significant losses if you sell your notes at a time when the premium is no longer present in the market.

A suspension of additional issuances of the notes could result in a significant reduction in the number of outstanding notes if noteholders subsequently exercise their right to have the notes repurchased by us. Accordingly, the number of outstanding notes, and their liquidity, could vary substantially over the term of the notes.

These further issuances, if any, will be consolidated to form a single sub-series with the originally issued notes, will have the same CUSIP number and will trade interchangeably with the notes immediately upon settlement. These further issuances will increase the aggregate principal amount of the outstanding notes of this sub-series.

The notes do not limit our ability to incur other indebtedness or to issue other securities. Also, we are not subject to financial or similar restrictions by the terms of the notes.

We have no obligation to take your interests into account when deciding whether to issue additional notes. In addition, we are under no obligation to reopen any series of notes or to issue any additional notes.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a discussion of the material U.S. federal income tax consequences of the ownership and disposition of the notes. It applies to you only if you hold a note as a capital asset within the meaning of Section 1221 of the Code.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to you in light of your particular circumstances, including alternative minimum tax consequences and the consequences to taxpayers subject to tax accounting rules under Code Section 451(b), the potential application of the provision of the Code known as the Medicare contribution tax and the different consequences that may apply if you are a holder subject to special treatment under the U.S. federal income tax laws, such as:

- a financial institution;

- a "regulated investment company" as defined in Code Section 851;

- a tax-exempt entity, including an "individual retirement account" or "Roth IRA" as defined in Code Section 408 or 408A, respectively;

- a dealer in securities;

- a person holding a note as part of a "straddle" or conversion transaction, or who has entered into a "constructive sale" with respect to a note;

- a U.S. Holder (as defined below) whose functional currency is not the U.S. dollar;

- a trader in securities who elects to apply a mark-to-market method of tax accounting; or

- a partnership or other entity classified as a partnership for U.S. federal income tax purposes.

If you are a partnership for U.S. federal income tax purposes, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and your activities.

This discussion is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations as of the date of this product supplement, changes to any of which, subsequent to the date of this product supplement, may affect the tax consequences described herein. The effects of any applicable state, local or non-U.S. tax laws are not discussed. **You should consult your tax adviser concerning the application of U.S. federal income and estate tax laws to your particular situation (including the possibility of alternative treatments of the notes), as well as any tax consequences arising under the laws of any state, local or non-U.S. jurisdictions.**

If you are the beneficial owner of our Alerian MLP Index ETNs due May 24, 2024 (the "**2024 ETNs**") and you redeem your 2024 ETNs in connection with acquiring notes, the IRS could assert that you have participated in a "deemed" taxable exchange of the 2024 ETNs for your notes. If the IRS were successful in asserting this treatment, you could be required to recognize gain or loss equal to the difference between the fair market value of the notes and your tax basis in the 2024 ETNs at the time of the taxable exchange. You should consult your tax adviser concerning the possible consequences of a deemed exchange. The remainder of this discussion assumes that you do not redeem any 2024 ETNs in connection with acquiring notes.

Tax Treatment of the Notes

The tax consequences of an investment in the notes are unclear. There is no direct legal authority as to the proper U.S. federal income tax treatment of the notes, and we do not intend to request a ruling from the IRS regarding the notes. Unless otherwise indicated in the relevant terms supplement, insofar as we have tax reporting responsibilities with respect to your notes, we intend to treat them as "open transactions" that are not debt instruments for U.S. federal income tax purposes. At the time of the relevant offering, we may seek an opinion of counsel regarding the tax consequences of owning and disposing of the notes. In this event, whether or not counsel is able to opine regarding the correctness of the treatment of the notes described above, we generally expect that counsel will be able to opine that the following are the material tax consequences of owning and disposing of the notes if the treatment of the notes described above is respected, as well as material tax consequences that may apply if it is not respected. The following discussion assumes this treatment is respected, except where otherwise indicated. The relevant terms supplement may indicate other issues applicable to a particular offering of notes.

Tax Consequences to U.S. Holders

You are a "**U.S. Holder**" if for U.S. federal income tax purposes you are a beneficial owner of a note that is:

- a citizen or individual resident of the United States;

- a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

- an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Tax Treatment as Open Transactions That Are Not Debt Instruments

Under this treatment, subject to the discussion under "Tax Treatment of Coupon Amounts" below, you should not recognize taxable income or loss over the term of the notes prior to maturity other than pursuant to a sale, exchange or "deemed exchange" as described below.

Tax Treatment of Coupon Amounts. Although the U.S. federal income tax treatment of Coupon Amounts is uncertain, we expect (in the absence of an administrative determination or judicial ruling to the contrary) to treat any Coupon Amounts with respect to the notes as ordinary income at the time accrued or received, in accordance with your method of accounting for U.S. federal income tax purposes unless otherwise indicated.

Sale, Exchange or Redemption of a Note. Upon a sale or exchange of a note (including early repurchase or redemption at maturity), you should recognize gain or loss equal to the difference between the amount realized on the sale or exchange and your tax basis in the note, which generally should equal the amount you paid to acquire the note (assuming Coupon Amounts are properly treated as ordinary income, consistent with the position described above). Subject to the discussion below concerning the potential application of the "constructive ownership" rules of Code Section 1260, this gain or loss should be long-term capital gain or loss if you have held the note for more than one year at that time. The deductibility of capital losses is subject to limitations. It is uncertain whether the proceeds of a sale or exchange prior to maturity include any amount attributable to accrued but unpaid Coupon Amounts, or whether this amount should be treated as described above.

Potential Deemed Exchange on Index Rebalancing. The IRS could assert that under certain circumstances a "deemed" taxable exchange has occurred on one or more Index rebalancing dates. If the IRS were successful in asserting that a taxable exchange has occurred, you could be required to recognize gain (but probably not loss), which would equal the amount by which the fair market value of your notes exceeds your tax basis in them on the relevant rebalancing date. Any gain recognized on a deemed exchange should be capital gain, subject to the discussion in the following paragraphs.

Potential Application of the Constructive Ownership Rules. The IRS may assert that the notes constitute "constructive ownership transactions" within the meaning of Code Section 1260, in which case your tax consequences of a sale or exchange of a note would be significantly and adversely affected. Code Section 1260 generally applies if an investor enters into a "constructive ownership transaction" with respect to a "pass-thru" entity, which term includes most of the underlying MLPs. If a note were treated as a "constructive ownership transaction," any gain recognized in respect of a note that would otherwise be long-term capital gain and that is in excess of the "net underlying long-term capital gain" (as defined in Code Section 1260) would be treated as ordinary income, and a notional interest charge would apply as if that income had accrued for tax purposes at a constant yield over your holding period for the note. If a note is treated as a "constructive ownership transaction," there would be a presumption that all long-term capital gain is subject to recharacterization as ordinary income unless the contrary is demonstrated by clear and convincing evidence. It is not clear how the "net underlying long-term capital gain" should be determined under Code Section 1260 in the case of an instrument, like the notes, the underlying index with respect to which is rebalanced periodically. One reasonable possibility is that long-term capital gain realized on a sale or exchange of a note could be recharacterized as ordinary income, and subject to a notional interest charge, to the extent it exceeds the amount of long-term capital gain you can establish would have been realized if you had invested directly in the Index Components upon your acquisition of the note and rebalanced your portfolio as and when the Index rebalanced.

If the notes are treated as "constructive ownership transactions," it is possible that the impact of the application of those rules might be relatively small, assuming that the Index Components comply with their stated distribution policies, that Coupon Amounts on the notes are treated as ordinary income consistent with the position being taken herein, and that the turnover of the Index Components upon rebalancing of the Index is relatively small. In this event, based on our understanding of the Index Components' distribution policies, we think it would be fairly unlikely that you would recognize amounts of long-term capital gain significantly in excess of the "net underlying long-term capital gain" that you would have recognized if you had invested directly in the Index Components on the Initial Issue Date and rebalanced your portfolio as and when the Index rebalanced. However, for a number of reasons, including among others because we have no control over the events described above, and because the constructive ownership rules would, assuming they applied, require you to prove by clear and convincing evidence that your long-term capital gain does not in fact exceed the long-term capital gain that you would have recognized if you had invested directly in the Index Components, there can be no assurance that some or all of the long-term capital gain that you recognize on a sale or exchange of the notes will not be subject to recharacterization under Code Section 1260. Unless otherwise indicated in the relevant terms supplement, due to the lack of governing authority and the fact-sensitive nature of the analysis under Code Section 1260, we do not expect that counsel would be able to opine as to whether or how these rules would apply to your notes.

Uncertainties Regarding Tax Treatment as Open Transactions That Are Not Debt Instruments

If the notes are treated as open transactions that are not debt instruments, due to the lack of controlling authority there remain significant additional uncertainties regarding the tax consequences of your ownership and disposition of the notes. For instance, you might be required to include amounts (other than Coupon Amounts) in income during the term of your notes (for example, under Code Section 1256) and/or to treat all or a portion of the gain or loss on the sale or exchange of your notes as ordinary income or loss or as short-term capital gain or loss, without regard to how long you held your notes.

In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, which may include the notes. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the exchange-traded status of the instruments; the nature of the underlying property to which the instruments are linked; and whether these instruments are or should be subject to the "constructive ownership" regime described above. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.

Alternative Tax Treatments of the Notes

The IRS could seek to treat you as the beneficial owner of the underlying MLPs for U.S. federal income tax purposes. In that event, you could be required to recognize income, gain or loss and file tax returns in the jurisdictions in which the underlying MLPs that are treated as partnerships for U.S. federal income tax purposes operate (including federal, state and local jurisdictions) as if you owned direct interests in those MLPs despite the fact that you will not receive Schedule K-1 or other information returns reporting your share of the MLPs' income, gain and loss and may not have access to such information returns. Moreover, if you are treated as owning the underlying MLPs, you could be treated as recognizing income or loss each time the Index is rebalanced, which income could be short-term or long-term, depending on how long you are treated as owning the MLPs that are treated as sold or disposed.

Alternatively, the IRS could seek to treat the notes as debt instruments. In that event, your tax consequences will be governed by Treasury regulations relating to the taxation of "contingent payment debt instruments." In this event, regardless of whether you are an accrual-method or cash-method taxpayer, you will be required to accrue into income original issue discount on your notes at our "comparable yield" for similar noncontingent debt, determined at the time of the issuance of the notes, subject to certain adjustments, with the result that your taxable income in any year could differ significantly from (and could be significantly higher than) the Coupon Amounts (if any) you receive in that year. In addition, any gain recognized at maturity, upon early repurchase or redemption or upon a sale or exchange of your notes generally will be treated as interest income, and if you recognize a loss above certain thresholds, you might be required to file a disclosure statement with the IRS.

Tax Consequences to Non-U.S. Holders

You are a "**Non-U.S. Holder**" if for U.S. federal income tax purposes you are a beneficial owner of a note that is:

- a nonresident alien individual;

- a foreign corporation; or

- a foreign estate or trust.

You are not a "**Non-U.S. Holder**" for purposes of this discussion if you are an individual present in the United States for 183 days or more in the taxable year of disposition. In this case, you should consult your tax adviser regarding the U.S. federal income tax consequences of the sale or exchange of a note.

The IRS could seek to treat you as the beneficial owner of the underlying MLPs for U.S. federal income tax purposes. In that event, you would be treated as engaged in a U.S. trade or business as a result of your ownership of the notes. You generally would be required to recognize income, gain or loss and file tax returns in the jurisdictions in which the MLPs that are treated as partnerships for U.S. federal income tax purposes operate (including federal, state and local jurisdictions) as if you owned direct interests in those MLPs despite the fact that you will not receive Schedules K-1 or other information returns reporting your share of the MLPs' income, gain and loss and may not have access to those information returns. Moreover, if you are treated as owning the underlying MLPs, you generally would be treated as recognizing income or loss each time the Index is rebalanced. In addition, you generally would be subject to a 15% withholding tax on the amount realized when you sell or exchange a note (including early repurchase or redemption at maturity) and when you are otherwise treated as selling one or more partnership interests (*e.g.*, when the Index is rebalanced), which withholding would generally be creditable against your U.S. federal income tax, provided you properly file the required tax return(s). Even if the IRS does not treat you as a beneficial owner of the underlying MLPs, it might seek to treat the notes as interests in the MLPs for the purpose of imposing this withholding tax. A Non-U.S. Holder that is a foreign corporation treated as a beneficial owner of the underlying MLPs could also potentially be subject to the U.S. branch profits tax.

Assuming that the treatment of the notes as "open transactions" that are not debt instruments is respected, insofar as we have reporting responsibilities, we will treat Coupon Amounts as ordinary income (in the absence of an administrative determination or judicial ruling to the contrary), and by purchasing the notes you will agree to do the same. Subject to the following sentence and the discussion in the next paragraph, we generally expect that Coupon Amounts paid to Non-U.S. Holders will be withheld upon at a rate of 30%, subject to the possible reduction or elimination of that rate under the "other income" or similar provision of an applicable income tax treaty. Coupon Amounts that are treated as "effectively connected" with your conduct of a trade or business in the United States should not be subject to this withholding tax. However, in order to avoid withholding on "effectively connected" Coupon Amounts, you will likely be required to provide a properly completed IRS Form W-8ECI. Any "effectively connected income" from your notes, including also any gain from the sale or settlement of your notes that is or is treated as effectively connected with your conduct of a United States trade or business, will be subject to U.S. federal income tax, and will require you to file U.S. federal income tax returns, in each case in the same manner as if you were a U.S. Holder. In particular, if you own or are treated as owning more than 5% of the notes, you could be treated as owning a "United States real property interest" within the meaning of Code Section 897, in which case any gain from the sale or settlement of your notes would be deemed to be "effectively connected income," with the consequences described above. **If you are not a United States person, you should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes in light of your particular circumstances.**

Code Section 871(m) and Treasury regulations promulgated thereunder ("**Section 871(m)**") generally imposes a 30% withholding tax (or a lower rate under the dividend provision of an applicable income tax treaty) on certain "dividend equivalents" paid or deemed paid with respect to derivatives linked to U.S. stocks or indices that include U.S. stocks under certain circumstances, even in cases where the derivatives do not provide for payments explicitly linked to dividends. In general, this withholding regime applies to derivatives that substantially replicate the economic performance of one or more underlying U.S. stocks, as determined when the derivative is issued, based on one of two tests set forth in the regulations. Moreover, the applicable Treasury regulations generally require a "look through" of Covered Partnerships that own stock of U.S. corporations. It would be prudent to assume that many of the Index Components that are treated as partnerships for U.S. federal income tax purposes are Covered Partnerships. Accordingly, the applicable Treasury regulations can deem non-U.S. investors to be receiving dividend equivalents in respect of Index Components that are treated as corporations for U.S. federal income tax purposes and in respect of underlying U.S. stocks owned by Index Components, that are Covered Partnerships even if no payments on the notes are directly traceable to any dividends on those underlying stocks. Withholding in the latter instance would be based on the amount of dividends paid on underlying U.S. stocks owned by those Covered Partnerships during your ownership period. The aggregate amounts actually paid on those underlying U.S. stocks during the applicable quarter may not be known until the following year, if at all. Based on certain factual determinations made by us, we currently believe that an estimate of the dividend equivalent amounts that are attributable to underlying U.S. stocks owned by Index Components that are Covered Partnerships is 0.1157% of the Principal Amount per Coupon Payment (the "**Estimated Amount**"). We may change this estimate in subsequent years. In addition, a portion of each Coupon Amount will be treated as a "dividend equivalent" with respect to each of Hess Midstream LP and Star Group LP, which portion we will provide upon request. You generally should expect withholding agents to withhold from each Coupon Payment 30% (or a lower rate under the dividend provision of an applicable income tax treaty) of (i) the Estimated Amount and (ii) the portion of the Coupon Payment attributable to dividend equivalents with respect to Hess Midstream LP and Star Group LP, and also to withhold 30% (subject to possible reduction or elimination of that rate under the "other income" or similar provision of an applicable income tax treaty) of the remaining portion of the Coupon Payment, in each case assuming the income is not effectively connected with your conduct of a trade or business in the United States (in which case, in order to avoid withholding, you will likely be required to provide a properly completed IRS Form W-8ECI). Our estimate of the dividend equivalent amounts may be based on historical dividends or other non-prospective data and may change from time to time. If you sell or otherwise dispose of the notes between Coupon Payment Dates, you generally should expect withholding agents to withhold 30% (or a lower rate under the dividend provision of an applicable income tax treaty) of the estimated dividend equivalent amounts attributable to the portion of the Coupon Amount that has accrued since the immediately preceding Coupon Payment Date.

Under applicable Treasury regulations, withholding agents who have under-withheld on certain dividend amounts may adjust any withholding prior to March 15 of the following year without penalties. We will not provide any further information concerning the actual dividend equivalent amounts in any year, which may differ from our estimated dividend equivalent amounts in that year. If you are a Non-U.S. Holder, you should consult your tax adviser regarding the potential application of Code Section 871(m) to the notes.

We will not pay any additional amounts with respect to any withholding tax.

Backup Withholding and Information Reporting

You may be subject to information reporting. You may also be subject to backup withholding on payments in respect of your notes unless you provide proof of an applicable exemption or a correct taxpayer identification number and otherwise comply with applicable requirements of the backup withholding rules. If you are a Non-U.S. Holder, you will not be subject to backup withholding if you provide a properly completed IRS Form W-8 appropriate to your circumstances. Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the required information is furnished to the IRS.

FATCA

Legislation commonly referred to as "**FATCA**," and regulations promulgated thereunder, generally impose a 30% withholding tax on payments to certain non-U.S. entities (including financial intermediaries) unless various U.S. information reporting and due diligence requirements have been satisfied. An intergovernmental agreement between the United States and the non-U.S. entity's jurisdiction may modify these requirements. This regime applies to dividend equivalents, any amounts treated as interest or other "fixed or determinable annual or periodical" (collectively, "**FDAP**") income for U.S. federal income tax purposes, and payments of gross proceeds of the sale or other taxable disposition of a note (including early redemption, exchange or settlement at maturity). However, under regulations proposed in 2018 (the preamble to which specifies that taxpayers are permitted to rely on them pending finalization), no withholding will apply to payments of gross proceeds (other than any amounts treated as FDAP Income). You should consult your tax adviser regarding the potential application of FATCA to the notes.

We will not pay any additional amounts with respect to any withholding tax.

THE TAX CONSEQUENCES TO YOU OF OWNING AND DISPOSING OF NOTES ARE UNCLEAR. YOU SHOULD CONSULT YOUR TAX ADVISER REGARDING THE TAX CONSEQUENCES OF OWNING AND DISPOSING OF NOTES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, NON-U.S. AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN U.S. FEDERAL OR OTHER TAX LAWS.

PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

Under the terms and subject to the conditions contained in the Master Agency Agreement entered into among JPMorgan Financial, as issuer, JPMorgan Chase & Co., as guarantor, and J.P. Morgan Securities LLC, as agent ("**JPMS**"), JPMS will, unless otherwise specified in the relevant terms supplement, sell notes directly to investors and to dealers as principal at market prices prevailing at the time of sale, at prices related to market prices or at negotiated prices. These dealers may then resell notes to the public at market prices prevailing at the time of sale, at prices related to market prices or at negotiated prices. In addition, these dealers may make a market in the notes, although these dealers are not obligated to do so and any of them may stop doing so at any time without notice.

We expect to sell a small portion of the notes through JPMS on the original pricing date of the notes at 100% of the Principal Amount. After the original pricing date of the notes, additional notes may be offered and sold from time to time, at our sole discretion, through JPMS at market prices prevailing at the time of sale, at prices related to market prices or at negotiated prices. However, we are under no obligation to issue or sell additional notes at any time, and if we do sell additional notes, we may limit or restrict those sales, and we may stop and subsequently resume selling additional notes at any time. If we limit, restrict or stop sales of such additional notes, or if we subsequently resume sales of such additional notes, the liquidity and trading price of the notes in the secondary market could be materially and adversely affected.

We will receive proceeds equal to 100% of the offering price of notes sold after the original pricing date of the notes.

JPMS will not receive selling commissions in connection with sales of the notes. JPMS will be entitled to receive the aggregate profits generated from the deduction of the Accrued Investor Fee to cover license fees and other costs related to the notes and as projected profits for managing our hedge and a structuring fee for developing the notes.

Affiliates of ours and dealers may purchase the notes in secondary market transactions and may use the accompanying terms supplement, this product supplement and the accompanying prospectus and prospectus supplement in connection with resales of some or all of the notes purchased in the secondary market. In these transactions, dealers may resell notes that they acquire from other holders after the original offering and sale of the notes, or they may sell notes in short sale transactions. Any notes held by us or an affiliate in inventory may be sold or lent to market participants who may have made short sales of the notes.

Broker-dealers and other persons are cautioned that some of their activities may result in their being deemed participants in the distribution of the notes in a manner that would render them statutory underwriters and subject them to the prospectus delivery and liability provisions of the Securities Act of 1933, as amended (the "**Securities Act**"). Among other activities, broker-dealers and other persons may make short sales of the notes and may cover those short positions by borrowing notes from us or our affiliates or by purchasing notes from us or our affiliates subject to our obligation to repurchase those notes at a later date. As a result of these activities, these market participants may be deemed statutory underwriters. A determination as to whether a particular market participant is an underwriter must take into account all the facts and circumstances pertaining to the activities of the participant in the particular case, and the example mentioned above should not be considered a complete description of all the activities that would lead to designation as an underwriter and subject a market participant to the prospectus-delivery and liability provisions of the Securities Act. This product supplement will be deemed to cover any short sales of notes by market participants who cover their short positions with notes borrowed or acquired from us or our affiliates in the manner described above.

In connection with an offering of the notes, JPMS may engage in overallotment, stabilizing transactions and syndicate covering transactions in accordance with Regulation M under the Securities Exchange Act of 1934. Overallotment involves sales in excess of the offering size, which create a short position for JPMS. Stabilizing transactions involve bids to purchase the notes in the open market for the purpose of pegging, fixing or maintaining the price of the notes. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover short positions. Stabilizing transactions and syndicate covering transactions may cause the price of the notes to be higher than it would otherwise be in the absence of those transactions. If JPMS engages in stabilizing or syndicate covering transactions, it may discontinue them at any time.

No action has been or will be taken by us, JPMorgan Chase & Co., JPMS or any dealer that would permit a public offering of the notes or possession or distribution of this product supplement, any accompanying underlying supplement or the prospectus supplement, prospectus or terms supplement, other than in the United States, where action for that purpose is required. No offers, sales or deliveries of the notes, or distribution of the relevant terms supplement, this product supplement, the prospectus supplement or the prospectus or any other offering material relating to the notes may be made in or from any jurisdiction except in circumstances which will result in compliance with any applicable laws and regulations and will not impose any obligations on us, JPMorgan Chase & Co., JPMS or any dealer.

JPMS has represented and agreed that it will not offer or sell the notes in any non-U.S. jurisdiction (i) if that offer or sale would not be in compliance with any applicable law or regulation or (ii) if any consent, approval or permission is needed for that offer or sale by JPMS or for or on our or JPMorgan Chase & Co.'s behalf, unless the consent, approval or permission has been previously obtained. We and JPMorgan Chase & Co. will have no responsibility for, and JPMS will obtain, any consent, approval or permission required by JPMS for the subscription, offer, sale or delivery by JPMS of the notes, or the distribution of any offering materials, under the laws and regulations in force in any non-U.S. jurisdiction to which JPMS is subject or in or from which JPMS makes any subscription, offer, sale or delivery. For additional information regarding selling restrictions, please see "Notice to Investors; Selling Restrictions" in the accompanying prospectus supplement.

Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Effective on May 28, 2024 (the "**settlement cycle effective date**"), the standard settlement cycle under Rule 15c6-1 will be shortened from two business days to one business day. We expect that delivery of the notes will be made against payment for the notes on the settlement date specified in the relevant terms supplement, which may be more than two business days (or, on or after the settlement cycle effective date, one business day) following the pricing date specified in the relevant terms supplement. Accordingly, if the initial settlement of the notes occurs more than two business days (or, on or after the settlement cycle effective date, one business day) after the pricing date, purchasers who wish to trade the notes on any date prior to two business days (or, on or after the settlement cycle effective date, one business day) before delivery will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

Conflicts of Interest

JPMS has a "conflict of interest" within the meaning of FINRA Rule 5121 in any offering of the notes in which it participates because JPMorgan Chase & Co. owns, directly or indirectly, all of the outstanding equity securities of JPMS, because JPMS and we are under common control by JPMorgan Chase & Co. and because the net proceeds received from the sale of the notes will be used, in part, by JPMS or its affiliates in connection with hedging our obligations under the notes. The offer and sale of the notes by JPMS will comply with the requirements of FINRA Rule 5121 regarding a FINRA member firm's participation in a public offering of notes of an affiliate. In accordance with FINRA Rule 5121, neither JPMS nor any other affiliated underwriter, agent or dealer of ours may sell the notes to any of its discretionary accounts without the specific written approval of the customer.

BENEFIT PLAN INVESTOR CONSIDERATIONS

A fiduciary of a pension, profit-sharing or other employee benefit plan subject to Title I of the Employee Retirement Income Security Act of 1974, as amended ("**ERISA**"), including entities such as collective investment funds, partnerships and separate accounts whose underlying assets include the assets of such plans (collectively, "**ERISA Plans**"), should consider the fiduciary standards of ERISA in the context of the ERISA Plan's particular circumstances before authorizing an investment in the notes. Among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the ERISA Plan.

Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans, as well as plans (including individual retirement accounts and Keogh plans) subject to Section 4975 of the Code (together with ERISA Plans, "**Plans**"), from engaging in certain transactions involving the "plan assets" with persons who are "parties in interest" under ERISA or "disqualified persons" under Section 4975 of the Code (in either case, referred to herein as "**Parties in Interest**") with respect to such Plans. As a result of their businesses, JPMorgan Financial and its current and future affiliates, as well as the other unaffiliated dealers, may be Parties in Interest with respect to many Plans; where any of them is a Party in Interest with respect to a Plan (either directly or by reason of such entity's ownership interests in its directly or indirectly owned subsidiaries), the purchase and holding of the notes by or on behalf of the Plan could be a prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless statutory or administrative exemptive relief were available.

In this regard, certain prohibited transaction class exemptions ("**PTCEs**") issued by the U.S. Department of Labor may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase or holding of the notes. Those class exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts) and PTCE 84-14 (for certain transactions determined by independent qualified asset managers). In addition, ERISA Section 408(b)(17) and Section 4975(d)(20) of the Code may provide a limited exemption for the purchase and sale of the notes and related lending transactions, *provided* that neither the issuer of the notes nor any of its affiliates have or exercise any discretionary authority or control or render any investment advice with respect to the assets of the Plan involved in the transaction and *provided further* that the Plan pays no more, and receives no less, than adequate consideration in connection with the transaction (the so-called "**service provider exemption**"). There can be no assurance that any of these statutory or class exemptions will be available with respect to transactions involving the notes.

Accordingly, the notes may not be purchased or held by any Plan, any entity whose underlying assets include "plan assets" by reason of any Plan's investment in the entity (a "**Plan Asset Entity**") or any person investing "plan assets" of any Plan, unless such purchaser or holder is eligible for the exemptive relief available under PTCE 96-23, 95-60, 91-38, 90-1 or 84-14 or the service-provider exemption or there is some other basis on which the purchase and holding of the notes will not constitute or result in a non-exempt prohibited transaction under ERISA or Section 4975 of the Code. Each purchaser or holder of the notes or any interest therein will be deemed to have represented by its purchase or holding of the notes that (a) it is not a Plan or a Plan Asset Entity and its purchase and holding of the notes is not made on behalf of or with "plan assets" of any Plan or a Plan Asset Entity or (b) its purchase, holding and subsequent disposition of the notes will not constitute or result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

In this regard, certain governmental plans (as defined in Section 3(32) of ERISA), church plans (as defined in Section 3(33) of ERISA) and non-U.S. plans (as described in Section 4(b)(4) of ERISA) (collectively, "**Non-ERISA Arrangements**") are not subject to the fiduciary responsibility or prohibited transaction rules of ERISA or Section 4975 of the Code, but may be subject to similar rules under other applicable laws or regulations ("**Similar Laws**"). Accordingly, each such purchaser or holder of the notes will be required to represent, and be deemed to have represented by its purchase or holding of the notes, that its purchase, holding and subsequent disposition of the notes will not constitute or result in a violation of any applicable Similar Laws.

Due to the complexity of these rules, it is particularly important that fiduciaries or other persons considering purchasing the notes on behalf of or with "plan assets" of any Plan, Plan Asset Entity or Non-ERISA Arrangement consult with their counsel regarding the relevant provisions of ERISA, the Code or applicable Similar Laws and the availability of exemptive relief under PTCE 96-23, 95-60, 91-38, 90-1, 84-14, the service provider exemption or some other basis on which the acquisition and holding of the notes will not constitute or result in a non-exempt prohibited transaction under ERISA or Section 4975 of the Code or a violation of any applicable Similar Laws.

The notes are contractual financial instruments. The financial exposure provided by the notes is not a substitute or proxy for, and is not intended as a substitute or proxy for, individualized investment management or advice for the benefit of any purchaser or holder of the notes. The notes have not been designed and will not be administered in a manner intended to reflect the individualized needs and objectives of any purchaser or holder of the notes.

Each purchaser or holder of any notes acknowledges and agrees that:

(i) the purchaser or holder or its fiduciary has made and will make all investment decisions for the purchaser or holder and the purchaser or holder has not relied and will not rely in any way upon us or any of our affiliates to act as a fiduciary or adviser of the purchaser or holder with respect to (A) the design and terms of the notes, (B) the purchaser or holder's investment in the notes, or (C) the exercise of or failure to exercise any rights the purchaser or holder, or we or any of our affiliates, has under or with respect to the notes;

(ii) we and our affiliates have acted and will act solely for our own account in connection with (A) all transactions relating to the notes and (B) all hedging transactions in connection with our or our affiliates' obligations under the notes;

(iii) any and all assets and positions relating to hedging transactions by us or our affiliates are assets and positions of those entities and are not assets and positions held for the benefit of the purchaser or holder;

(iv) our and JPMorgan Chase & Co.'s interests are adverse to the interests of the purchaser or holder; and

(v) neither we nor any of our affiliates is a fiduciary or adviser of the purchaser or holder in connection with any such assets, positions or transactions, and any information that we or any of our affiliates may provide is not intended to be impartial investment advice.

Each purchaser and holder of the notes has exclusive responsibility for ensuring that its purchase, holding and subsequent disposition of the notes does not violate the fiduciary or prohibited transaction rules of ERISA, the Code or any applicable Similar Laws. The sale of any notes to any Plan, Plan Asset Entity or Non-ERISA Arrangement is in no respect a representation or advice by us or any of our affiliates or representatives as to whether such an investment is appropriate for, or meets all relevant legal requirements with respect to investments by, Plans, Plan Asset Entities or Non-ERISA Arrangements generally or any particular Plan, Plan Asset Entity or Non-ERISA Arrangement. Neither this discussion nor anything in this product supplement is or is intended to be investment advice directed at any potential Plan, Plan Asset Entity or Non-ERISA Arrangement purchaser or at such purchasers generally.